SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                (Amendment No.     )*

                              Ameribanc Investors Group
                                   (Name of Issuer)

               Shares of Beneficial Interest, $1.00 par value per share
                            (Title of Class of Securities)

                                     012622 10 3
                                    (CUSIP Number)

                                Marion A. Cowell, Jr.
                                One First Union Center
                        Charlotte, North Carolina  28288-0013
                                   (704) 374-6828
                         (Name, Address and Telephone Number
                           of Person Authorized to Receive
                             Notices and Communications)

                                  October 11, 1994
                         (Date of Event which Requires Filing
                                  of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



          CUSIP No.:    023622 10 3


           1.  Name of Reporting Person:  First Union Corporation
               S.S. or I.R.S. Identification No. of Above Person: I.R.S. Identification No. 56-0898180


           2.  Check  the  Appropriate Box  if  a  Member  of  a Group  (See
               Instructions):
               a.   [  ]      b.  [  ]



           3.  SEC Use Only


           4.  Source of Funds (see Instructions): WC; 00


           5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]



           6.  Citizenship or Place of Organization:  North Carolina



          Number of       7.  Sole Voting Power:  7,001,236*
          Shares Bene-
          ficially        8.  Shared Voting Power:
          Owned by
          Each Report-    9.  Sole Dispositive Power: 7,000,721*
          ing Person
          With           10.  Shared Dispositive Power:



          11.  Aggregate  Amount   Beneficially  Owned  by  Each   Reporting
               Person:
               7,001,236*


          12.  Check Box if the Aggregate Amount  in Row 11 Excludes Certain
               Shares (See Instructions):   [   ]

          13.  Percent of Class Represented by Amount in Row 11:   19.7*


          14.  Type of Reporting Person (See Instructions):  HC; CO


          * Of the shares indicated, 7,000,000 shares are purchasable by First Union Corporation ("FUNC") upon exercise of an option issued to FUNC on October 11, 1994, and described in Item 4 of this report. Prior to the exercise of the option, FUNC is not entitled to any rights as a shareholder of Ameribanc Investors Group ("Ameribanc") as to the shares covered by the option.
             The option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. The 1,236 additional shares are held in a fiduciary capacity by one or more banking subsidiaries of FUNC with sole voting and/or dispositive power with respect to such shares, as indicated above. In addition to the 1,236 shares, 25,000 shares are also held by one or more banking subsidiaries of FUNC in a fiduciary capacity, but such subsidiaries do not have either sole or shared voting or dispositive power with respect to such shares. FUNC expressly disclaims beneficial ownership of any of the shares of Ameribanc which are purchasable by FUNC upon exercise of the option. The percentage indicated represents the percentage of the total outstanding shares of beneficial interest of Ameribanc as of September 30, 1994 (excluding shares issuable upon exercise of the option).

          Item 1.  Security and Issuer.

               This statement relates to the shares of beneficial interest of Ameribanc Investors Group ("Ameribanc"), $1.00 par value per share ("Ameribanc Shares"). Ameribanc is a Maryland real estate investment trust whose principal executive offices are located at 7630 Little River Turnpike, Annandale, Virginia 22003.

          Item 2.  Identity and Background.

               This statement is being filed by First Union Corporation ("FUNC"), a North Carolina corporation whose principal executive offices are located at One First Union Center, Charlotte, North
          Carolina 28288-0013.   FUNC is a bank holding  company registered
          under the Bank Holding Company Act of 1956, as amended.

               To the best of FUNC's knowledge, during the last five years neither FUNC nor any of its directors or executive officers has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) nor has FUNC or any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Attached hereto as Annex A is an appendix to Item 2 setting forth certain additional information concerning the directors and executive officers of FUNC.

          Item 3.  Source and Amount of Funds or Other Consideration.

               It is presently anticipated that purchases of Ameribanc Shares as described in Item 4 would be made with funds obtained from FUNC's working capital and funds available for investment.

          Item 4.  Purpose of Transaction.

               Pursuant to an Agreement and Plan of Mergers, dated as of October 10, 1994 (the "Merger Agreement"), among Ameribanc,
          Ameribanc   Savings  Bank,   FSB  ("ASB"),   FUNC,  First   Union
          Corporation of Virginia, First Union Corporation of Maryland ("FUNC-MD"), and First Union National Bank of Virginia ("FUNB-VA"), and in consideration thereof, Ameribanc issued to FUNC an option (the "Option") to purchase, under certain conditions, up to 7,000,000 Option Shares (the "Option Shares") at a purchase price per share of $2.625 (the "Purchase Price"), subject to
          adjustment  pursuant to anti-dilution  provisions.   The Purchase
          Price is equal to the
          closing bid price per Ameribanc Share on October 12, 1994.

               The  Option  was   issued  to  FUNC  pursuant  to  an  Option
          Agreement, dated as of October 11, 1994 (the "Option Agreement"), between FUNC and Ameribanc, which formed an integral part of the
          Merger  Agreement.   The Merger  Agreement provides,  among other
          things, for the merger of FUNC-MD into Ameribanc (the "Merger"). Upon consummation of the Merger, which is subject to the approval
          of   Ameribanc  Shareholders,   regulatory  approvals,   and  the
          satisfaction or waiver of various other terms and conditions, Ameribanc Shareholders would receive $3.00 for each Ameribanc Share.

               The Option Agreement generally provides that, if not in material breach of the Option Agreement or the Merger Agreement, FUNC may exercise the Option, in whole or in part, at any time and from time to time following the happening of certain events (each a "Purchase Event"), including:

               (a) Ameribanc taking certain actions (each an "Acquisition Transaction"), including authorizing, recommending or entering into an agreement with any third party to effect (i) a merger, consolidation or similar transaction involving Ameribanc or ASB, (ii) the sale, lease, exchange or other disposition of 20% or more of the consolidated assets of Ameribanc and its subsidiaries, or (iii) the issuance, sale or other disposition of 20% or more of the voting securities of Ameribanc or ASB; or

               (b)  any third party  acquires or  has the  right to  acquire
                    20%  or  more   of  the  outstanding  voting  power   of
                    Ameribanc or the Bank;

          provided, the Option will terminate upon the earliest to occur of certain events, including:

               (a)  consummation of the Merger;

               (b) termination of the Merger Agreement prior to the happening (unless the Issuer has engaged in discussions with any third party regarding an Acquisition Transaction) of a Purchase Event or certain events (each a "Preliminary Purchase Event"), including:

                    (i) commencement by any third party of a tender or exchange offer to purchase 20% or more of the outstanding Ameribanc Shares;

                    (ii) failure  of   the  shareholders   of  Ameribanc  to
                         approve    the   Merger   Agreement   after   pubic
                         announcement that a third party:

                         (x)  proposes   to   engage   in   an   Acquisition
                              Transaction;
                         (y) commences a tender offer to purchase 20% or more of the outstanding Ameribanc Shares; or
                         (z) files an application under certain federal statutes relating to the regulation of banks and other financial institutions or their holding companies, to engage in an Acquisition Transaction;

                   (iii) any  third  party  proposes  to  Ameribanc  or  its
                         shareholders, publicly or in any writing that becomes publicly disclosed, to engage in an Acquisition Transaction;

                    (iv) after a proposal  by a third party to Ameribanc  or
                         its shareholders to engage in an Acquisition Transaction, Ameribanc breaches any covenant or obligation in the Merger Agreement which would entitle FUNC to terminate the Merger Agreement; or

                    (v) any third party files an application with any federal or state bank regulatory authority for approval to engage in an Acquisition Transaction; and

               (c)  18  months after  any other  termination of  the  Merger
                    Agreement;

          provided, however, if no Purchase Event or Preliminary Purchase Event occurs before such termination of the Plan but if within 12 months after such termination a Purchase Event or Preliminary Purchase Event occurs, the Option shall terminate 18 months after such termination of the Plan.

               Upon the occurrence of certain events set forth in the Option Agreement, the Option must be converted into, or exchanged for, an option, at the election of FUNC, of another corporation or Ameribanc (the "Substitute Option"). In addition, the Option
          Agreement  grants  certain  registration   rights  ("Registration
          Rights") to FUNC with respect to the Option Shares. The terms of any such Substitute Option and such Registration Rights are set forth in the Option Agreement.

               A copy of the form of the Merger Agreement, including the Option Agreement, is attached hereto as Annex B, and the foregoing summary, as well as the other information contained in this report, is qualified in its entirety by reference thereto.

          Item 5.  Interest in Securities of the Issuer.

               The 7,000,000 Option Shares which are purchasable by FUNC upon exercise of the Option are equal to approximately 19.7% of the outstanding Ameribanc Shares on September 30, 1994 (excluding shares issuable upon exercise of the Option).

               The  1,236  additional   Ameribanc  Shares  are  held  in   a
          fiduciary capacity by one or more banking subsidiaries of FUNC with sole voting and/or depositive power with respect to such
          shares, as indicated above.   In addition to the  1,236 Ameribanc
          Shares, one or more banking subsidiaries of FUNC holds 25,000 additional Ameribanc Shares in a fiduciary capacity, but such subsidiaries do not have sole or shared voting or depositive power with respect to such shares.

               FUNC  expressly   disclaims  beneficial   ownership  of   the
          7,000,000 Option Shares because the Option is exercisable only in the circumstances referred to in Item 4 above, none of which has occurred as of this date. If the Option were exercised, FUNC would have sole right to vote or to dispose of the Option Shares issued as a result of such exercise.

               The Option contains anti-dilution provisions which provide that the number of Ameribanc Shares issuable upon exercise of the Option and the Purchase Price will be adjusted upon the happening of certain events, including the payment of a stock dividend or other distribution in Ameribanc Shares or the subdivision or reclassification of Ameribanc Shares, as set forth in the Option Agreement.

               Other than as set forth in this Item 5, to the best of FUNC's knowledge (i) neither FUNC nor any subsidiary or affiliate of FUNC nor any  of FUNC's executive officers  or directors, beneficially
          owns   any  Ameribanc  Shares,  and  (ii)   there  have  been  no
          transactions in Ameribanc Shares effected during the past 60 days by FUNC, nor to the best of FUNC's knowledge, by any subsidiary or affiliate of FUNC or any of FUNC's executive officers or directors.

               No other person is known by FUNC to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ameribanc Shares obtainable by FUNC upon exercise of the Option.

          Item 6.   Contracts,      Arrangements,     Understandings      or
                    Relationships with Respect to Securities to the Issuer.

               Other   than  the  Merger   Agreement,  including  Exhibit  A
          thereto, a copy of the form of which (excluding the Schedules and certain Exhibits referred to in the Merger Agreement) is attached hereto as

          Annex B, to the best of FUNC's knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of Ameribanc. Exhibit A to the Merger Agreement contains the form of the Option Agreement.

          Item 7.  Material to be Filed as Exhibits.

               A copy of the form of the Merger Agreement, including the Option Agreement, is attached hereto as Annex B.

          Signature.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             FIRST UNION CORPORATION


          Date:  October 12, 1994            /s/ Kent S. Hathaway
                                             Senior Vice President and
                                               Deputy General Counsel

                                                                 Annex A

                                  Appendix to Item 2

                                                       Principal
                                   Position with       employment and
          Name and residence       First Union         principal business
          or business address*     Corporation         of employer


          G. Alex Bernhardt        Director            President and Chief
          Bernhardt Furniture                          Executive Officer,
          Furniture Company                            Bernhardt Furniture
          P.O. Box 740                                 Company, furniture
          Lenoir, NC 28645                             manufacturing

          W. Waldo Bradley         Director            Chairman, Bradley
          Bradley Plywood Corp.                        Plywood Corporation,
          P.O. Box 1408                                building materials
          Savannah, GA 31402-1408

          Robert J. Brown          Director            Chairman, President
          B&C Associates, Inc.                         and Chief Executive
          P.O. Box 2636                                Officer, B&C
          High Point, NC 27261-2636                    Associates, Inc., a
                                                       public relations and
                                                       marketing research
                                                       firm

          Edward E. Crutchfield,   Executive           Chairman, President
           Jr.                     Officer and         and Chief Executive
          First Union Corporation  Director            Officer, First Union
          One First Union Center                       Corporation
          Charlotte, NC 28288

          Robert D. Davis          Director            Chairman, DDI, Inc.,
          DDI, Inc.                                    investments
          P.O. Box 2088
          Jacksonville, FL 32203-2088

          R. Stuart Dickson        Director            Chairman of
          Ruddick Corporation                          Executive Committee,
          Two First Union Center                       Ruddick Corporation,
          Suite 2000                                   a diversified
          Charlotte, NC 28282                          holding company

          B.F. Dolan               Director            Investor
          Two First Union Center
          Suite 1990
          Charlotte, NC 28282

                                                       Principal
                                   Position with       employment and
          Name and residence       First Union         principal business
          or business address*     Corporation         of employer


          Roddey Dowd, Sr.         Director            Chairman, Charlotte
          Charlotte Pipe &                             Pipe & Foundry
          Foundry Company                              Company,
          P.O. Box 35430                               manufacturer of pipe
          Charlotte, NC 28235                          and fittings

          John R. Georgius         Executive           President, First
          First Union Corporation  Officer and         Union Corporation
          One First Union Center   Director
          Charlotte, NC 28288-0003

          William H. Goodwin       Director            Chairman, CCA
          CCA Industries, Inc.                         Industries, Inc. a
          901 East Cary Street                         multinational
          Suite 1400                                   organization
          Richmond, VA 23219

          Brenton S. Halsey        Director            Chairman Emeritus,
          James River Corporation                      James River
          P.O. Box 2218                                Corporation
          Richmond, VA 23217

          Howard H. Haworth        Director            President, the
          The Haworth Group                            Haworth Group,
          First Union Bank Bldg.                       investments
          300 North Green Street
          Suite 201
          Morganton, NC 28655

          Torrence E. Hemby, Jr.   Director            President, Beverly
          Beverly Crest Corp.                          Crest Corporation,
          2809 Cavan Court                             real estate
          Charlotte, NC 28270                          development

          Leonard G. Herring       Director            President and Chief
          Lowe's Companies, Inc.                       Executive Officer,
          P.O. Box 1111                                Lowe's Companies,
          North Wilkesboro, NC 28656                   Inc., building and
                                                       related products

          Jack A. Laughery         Director            Investor
          800 Tiffany Boulevard
          Suite 305
          Rocky Mount, NC 27804

                                                       Principal
                                   Position with       employment and
          Name and residence       First Union         principal business
          or business address*     Corporation         of employer


          Max Lennon               Director            President, Clemson
          Clemson University                           University
          P.O. Box 992
          Clemson, SC 29633-0992

          Radford D. Lovett        Director            Chairman, Commodores
          Commodores Point Terminal                    Point Terminal
          Corporation                                  Corporation, marine
          P.O. Box 4069                                terminal operator
          Jacksonville, FL 32201

          Henry D. Perry           Director            Retired Physician
          12240 N.W. 8th Street
          Plantation, FL 33325

          Randolph N. Reynolds     Director            Vice Chairman
          Reynolds Metals Company                      Reynolds, an
          6601 West Broad Street                       aluminum
          Richmond, VA 23261                           manufacturer

          Ruth G. Shaw             Director            Vice President,
          Duke Power Company                           Corporate
          P.O. Box 1009                                Communications
          EC06B                                        Duke Power Company,
          Charlotte, NC 28201-1009                     an investor-owned
                                                       electric utility

          Lanty L. Smith           Director            Chairman and Chief
          Precision Fabrics                            Executive Officer,
          Group, Inc.                                  Precision Fabrics
          301 North Elm Street                         Group, Inc.,
          Greensboro, NC 27401                         textile products

          Dewey L. Trogdon         Director            Chairman, Cone Mills
          P.O. Box 1477                                Corporation, textile
          Banner Elk, NC 28604                         manufacturing

          John D. Uible            Director            Investor
          225 Water Street
          Suite 840
          Jacksonville, FL 32202

          B.J. Walker              Executive Officer   Vice Chairman,
          225 Water Street         and Director        First Union
          Jacksonville, Fl 32202                       Corporation

                                                       Principal
                                   Position with       employment and
          Name and residence       First Union         principal business
          or business address*     Corporation         of employer


          Kenneth G. Younger       Director            Chairman, Carolina
          Carolina Freight Corp.                       Freight Corporation,
          P.O. Box 1000                                interstate motor
          Cherryville, NC 28021                        carrier

          Marion A. Cowell, Jr.    Executive           Executive Vice
          First Union Corporation  Officer             President,
          One First Union Center                       Secretary and
          Charlotte, NC 28288                          General Counsel,
                                                       First Union
                                                       Corporation

          Robert T. Atwood         Executive           Executive Vice
          First Union Corporation  Officer             President and
          One First Union Center                       Chief Financial
          Charlotte, NC 28288                          Officer, First
                                                       Union Corporation








          *All of the directors and executive officers are citizens of the United States.

                                                                     ANNEX B
                         AGREEMENT AND PLAN OF MERGERS
     AGREEMENT AND PLAN OF MERGERS, dated as of the 10th day of October, 1994 (this "Plan"), by and among AMERIBANC INVESTORS GROUP, an unincorporated Maryland real estate investment trust (the "Trust"), AMERIBANC SAVINGS BANK, FSB, a federal savings bank (the "Bank"), FIRST UNION CORPORATION, a North Carolina corporation ("FUNC"), FIRST UNION CORPORATION OF VIRGINIA, a Virginia Corporation ("FUNC-VA"), FIRST UNION CORPORATION OF MARYLAND, a Maryland corporation ("FUNC-MD"), and FIRST UNION NATIONAL BANK OF VIRGINIA, a national banking association ("FUNB-VA").
                                   RECITALS:
     (A) THE TRUST. The Trust is an unincorporated Maryland real estate investment trust duly organized and existing in good standing under the laws of the State of Maryland, with its principal executive offices located in Annandale, Virginia. The Trust is a registered savings and loan holding company under the Home Owners' Loan Act of 1933 ("HOLA"). As of the date hereof, the Trust has unlimited authorized shares of beneficial interest, each of $1.00 par value ("Trust Shares"), and unlimited authorized shares of 6% Cumulative Convertible Redeemable Preferred Stock, each of $21.00 par value ("Trust Preferred Stock") (no other class of equity securities being authorized), of which 35,507,595 Trust Shares and 18,625 shares of Trust Preferred Stock were issued and outstanding as of September 30, 1994. Since September 30, 1994, no shares of Trust Preferred Stock have been issued, and no Trust Shares have been issued except upon conversion of outstanding shares of Trust Preferred Stock and/or upon exercise of outstanding Stock Options (as hereinafter defined) in accordance with their respective terms.
     (B) THE BANK. The Bank is a stock federal savings bank duly organized and validly existing under the laws of the United States, with its principal executive offices located in Annandale, Virginia. As of the date hereof, the Bank has 500,000 authorized shares of common stock, each of $1.00 par value ("Bank Common Stock") (no other class of capital stock being authorized), of which 500,000 shares are issued and outstanding and owned by the Trust. As of June 30, 1994, the Bank had capital of $69,132,690, divided into common stock of $500,000, surplus of $13,574,116, donated capital of $44,972,669, undivided profits, including capital reserves, of $11,420,283, and net unrealized holding gains (losses) on available-for-sale securities of ($1,334,378).
     (C) FUNC. FUNC is a corporation duly organized and existing in good standing under the laws of the State of North Carolina, with its principal executive offices located in Charlotte, North Carolina, and a multi-bank holding company, registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act").
     (D) FUNC-VA. FUNC-VA is a corporation duly organized and existing in good standing under the laws of the Commonwealth of Virginia, with its principal executive offices located in Roanoke, Virginia. FUNC-VA is a subsidiary of FUNC.
     (E) FUNC-MD. FUNC-MD is a corporation duly organized and existing in good standing under the laws of the State of Maryland, with its principal executive offices located in Baltimore, Maryland. As of the date hereof, FUNC-MD has 100,000 authorized shares of common stock, each of $1.00 par value ("FUNC-MD Common Stock") (no other class of capital stock being authorized), of which 100 shares of FUNC-MD Common Stock are issued and outstanding and owned by FUNC-VA.
     (F) FUNB-VA. FUNB-VA is a national banking association duly organized and existing under the laws of the United States, with its principal executive offices located in Roanoke, Virginia. As of the date hereof, FUNB-VA has 15,000,000 authorized shares of common stock, each of $10.00 par value ("FUNB-VA Common Stock") (no other class of capital stock being authorized), of which 6,516,400 shares are issued and outstanding and owned by FUNC-VA (other than directors' qualifying shares). As of June 30, 1994, FUNB-VA had capital of $722,068,000, divided into common stock of $65,164,000, surplus of $403,457,000, undivided profits, including capital reserves, of $300,373,000, and net unrealized holding gains (losses) on available-for-sale securities of $46,926,000.
     (G) OPTION AGREEMENT. As a condition of and inducement to FUNC's entry into this Plan, the Trust has agreed that, prior to 8:00 a.m. on October 11, 1994, the Trust shall enter into an Option Agreement with FUNC (the "Option Agreement") in the form attached hereto as EXHIBIT A, pursuant to which the Trust shall grant to FUNC an option to purchase, under certain circumstances, Trust Shares.
     (H) RIGHTS, ETC. Except as Previously Disclosed (as hereinafter defined) in
SCHEDULE 4.01(C), there are no Trust Shares, or shares of Trust Preferred Stock or Bank Common Stock authorized and reserved for issuance, neither the Trust nor the Bank has any Rights (as defined below) issued or outstanding, and neither the Trust nor the Bank has any commitment to authorize, issue or sell any Trust Shares, Trust Preferred Stock, Bank Common Stock or Rights, except (i) pursuant to this
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Plan, (ii) the Option Agreement, (iii) upon conversion of the Trust Preferred
Stock outstanding at the date hereof, or (iv) upon the exercise of Stock Options outstanding at the date hereof. The term "Rights" means securities or obligations convertible into or exchangeable for, or giving any person any right to subscribe for or acquire, or any options, calls or commitments relating to, shares of equity securities. There are no preemptive rights in respect of the Trust Shares or the Trust Preferred Stock.
     (G) APPROVALS. The Board of Trustees or the Board of Directors, as applicable, of each of the Trust, the Bank, FUNC, FUNC-VA, FUNC-MD and FUNB-VA has approved, at meetings of each of such Boards, this Plan and (in the case of the Trust and FUNC) the Option Agreement, and has authorized the execution hereof and thereof in counterparts.
     In consideration of their mutual promises and obligations, the parties hereto adopt and make this Plan and prescribe the terms and conditions thereof and the manner and basis of carrying it into effect, which shall be as follows:
I. THE MERGERS.
     1.01. THE TRUST MERGER. On the Effective Date (as hereinafter defined):
          (A) THE CONTINUING TRUST. FUNC-MD shall merge into the Trust (the "Trust Merger"), the separate existence of FUNC-MD shall cease and the Trust (the "Continuing Trust") shall survive, and the name of the Continuing Trust shall be "First Union of Maryland".
          (B) RIGHTS, ETC. The Continuing Trust shall thereupon and thereafter possess all of the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of the merging entities; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and all and every other interest, of or belonging to or due to each of the entities so merged, shall be deemed to be vested in the Continuing Trust without further act or deed; and the title to any real estate or any interest therein, vested in each of such entities, shall not revert or be in any way impaired by reason of the Trust Merger.
          (C) LIABILITIES. The Continuing Trust shall thenceforth be responsible and liable for all the liabilities, obligations and penalties of each of the entities so merged.
          (D) DECLARATION OF TRUST; TRUSTEES' REGULATIONS; TRUSTEES; OFFICERS. The Declaration of Trust and Trustees' Regulations of the Continuing Trust shall be those of the Trust, as in effect immediately prior to the Trust Merger becoming effective, except as provided in SECTION 1.01(A) above. The directors and officers of FUNC-MD in office immediately prior to the Trust Merger becoming effective shall be the trustees and officers of the Continuing Trust, respectively, together with such additional trustees and officers as may thereafter be elected, who shall hold office until such time as their successors are elected and qualified.
     1.02. THE BANK MERGER. Immediately following consummation of the Trust Merger on the Effective Date, or as soon thereafter as FUNB-VA may deem appropriate:
          (A) THE CONTINUING BANK. The Bank shall be merged with and into FUNB-VA (the "Bank Merger" and together with the Trust Merger, the "Mergers"), the separate existence of the Bank shall cease and FUNB-VA (the "Continuing Bank") shall survive, the name of the Continuing Bank shall be "First Union National Bank of Virginia", and the Continuing Bank shall continue to conduct the business of a national banking association at its main office in Roanoke, Virginia and at the legally established branches of the Bank and FUNB-VA.
          (B) RIGHTS, ETC. The Continuing Bank shall thereupon and thereafter possess all the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of the banks so merged; and all property, real personal and mixed, and all debts due on whatever account, and all other choses in action, and all and every other interest, of or belonging to or due to each of the banks so merged, shall be taken and deemed to be transferred to and vested in the Continuing Bank without further act or deed, including appointments, designations and nominations and all other rights and interests in any fiduciary capacity; and the title to any real estate or any interest therein, vested in each of such banks, shall not revert or be in any way impaired by reason of the Bank Merger.
          (C) LIABILITIES, ETC. The Continuing Bank shall thenceforth be responsible and liable for all the liabilities, obligations and penalties of the banks so merged (including liabilities arising out of the operation of any trust departments). All rights of creditors and obligors and all liens on the property of each of the Bank and FUNB-VA shall be preserved unimpaired.
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          (D) CHARTER; BY-LAWS; DIRECTORS; OFFICERS. The Charter and By-Laws of
     the Continuing Bank shall be those of FUNB-VA, as in effect immediately prior to the Bank Merger becoming effective. The directors and officers of FUNB-VA in office immediately prior to the Bank Merger becoming effective shall be the directors and officers of the Continuing Bank, together with such additional directors and officers as may thereafter be elected, who shall hold office until such time as their successors are elected and qualified.
          (E) OUTSTANDING STOCK OF THE CONTINUING BANK. The amount of the capital stock of the Continuing Bank shall be not less than $70,164,000 and shall consist of not less than 7,016,400 issued and outstanding shares of common stock, each of $10.00 par value, and the issued and outstanding shares of FUNB-VA shall remain as issued and outstanding shares of the Continuing Bank, each of $10.00 par value, and the holders thereof shall retain their rights therein.
          (F) OUTSTANDING BANK COMMON STOCK. Each of the shares of Bank Common Stock issued and outstanding immediately prior to the Bank Merger shall, by virtue of the Bank Merger, automatically and without any action on the part of the holder thereof, become and be converted into the right to receive one share of common stock of the Continuing Bank.
     1.03. EFFECTIVE DATE. Subject to the conditions to the obligations of the parties to effect the Mergers as set forth in ARTICLE VI, the effective date (the "Effective Date") shall be such date as FUNC shall notify the Trust in writing not less than five days prior thereto, which date shall not be more than 30 days after such conditions have been satisfied or waived in writing. Prior to the Effective Date, FUNC-MD and the Trust shall execute and deliver to the Maryland State Department of Assessment and Taxation, Articles of Merger in accordance with applicable law necessary to effectuate the Trust Merger.
II. CONSIDERATION.
     2.01. TRUST MERGER CONSIDERATION. Subject to the provisions of this Plan, on the Effective Date:
          (A) OUTSTANDING FUNC-MD CAPITAL STOCK. Each of the shares of FUNC-MD Common Stock issued and outstanding immediately prior to the Trust Merger shall, by virtue of the Trust Merger, automatically and without any action on the part of the holder thereof, become and be converted into the right to receive one share of beneficial interest of the Continuing Trust.
          (B) OUTSTANDING TRUST SHARES. Each Trust Share (excluding Trust Shares ("Treasury Shares") held by the Trust or any of the Trust Subsidiaries (as hereinafter defined) or by FUNC or any of its subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding immediately prior to the Effective Date shall, by virtue of the Trust Merger, automatically and without any action on the part of the holder thereof, become and be converted into the right to receive a cash payment in the amount of $3.00 (the "Cash Consideration") from FUNC-VA, the sole stockholder of FUNC-MD.
     2.02. STOCKHOLDER RIGHTS; STOCK TRANSFERS. On the Effective Date, holders of Trust Shares (excluding shares of beneficial interest of the Continuing Trust issued pursuant to SECTION 2.01(A) above) shall cease to be, and shall have no rights as, holders thereof, other than to receive the consideration provided under this ARTICLE II. After the Effective Date, there shall be no transfers on the books of the Trust or the Continuing Trust of the Trust Shares which were issued and outstanding immediately prior to the Effective Date.
     2.03. EXCHANGE PROCEDURES. As promptly as practicable after the Effective Date, FUNC-VA shall send or cause to be sent to each former holder of Trust Shares of record immediately prior to the Effective Date transmittal materials for use in exchanging such holder's certificates for Trust Shares for the consideration set forth in this ARTICLE II. The cash payment into which such holder's Trust Shares are converted on the Effective Date will be delivered to such holder only upon delivery to First Union National Bank of North Carolina (the "Exchange Agent") of the certificates representing all of such Trust Shares (or indemnity satisfactory to FUNC-VA and the Exchange Agent, in their judgment, if any of such certificates are lost, stolen or destroyed). No interest will be paid on such cash payment to which such holder shall be entitled to receive upon such delivery.
     2.04. TREASURY SHARES. Each of the Treasury Shares of the Trust shall be cancelled and retired at the effectiveness of the Trust Merger and no consideration shall be issued in exchange therefor.
     2.05. RESERVATION OF RIGHT TO REVISE TRANSACTION. FUNC may at any time change the method of effecting the acquisition of the Trust and the Bank (including without limitation the provisions of this ARTICLE II) if and to the extent it deems such change to be desirable; PROVIDED, HOWEVER, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of Trust Shares as provided for in this Plan, (ii) adversely affect the tax treatment to holders of Trust
                                       3

Shares as a result of such change, or (iii) materially impede or delay receipt of any approval referred to in SECTION 6.02 or the consummation of the transactions contemplated by this Plan.
     2.06. TREATMENT OF STOCK OPTIONS. The Trust shall use its best efforts to ensure that, at the Effective Date, all options (other than the Option (as defined in the Option Agreement) granted to FUNC pursuant to the Option Agreement) to purchase Trust Shares that are outstanding immediately prior to the Effective Date (each, a "Stock Option"), shall be cancelled and of no force or effect. With respect to those Stock Options with an exercise price per share that is less than the Cash Consideration per share, each holder thereof will be entitled to receive, in settlement thereof, solely a cash payment from the Trust in an amount equal to the excess of the Cash Consideration per share over the exercise price per Trust Share covered by the Stock Option, multiplied by the total number of Trust Shares covered by the Stock Option. The number of outstanding Stock Options as of the date hereof and the exercise prices therefor are Previously Disclosed on SCHEDULES 4.01(C) AND 4.01(Q).
III. ACTIONS PENDING CONSUMMATION.
     Without the prior written consent of FUNB-VA, each of the Trust and the Bank shall conduct its business and that of each Trust Subsidiary in the ordinary and usual course consistent with past practice and shall use its best efforts to maintain and preserve its and each of such subsidiaries' business organization, key employees and advantageous business relationships, and, without limitation of the foregoing, each of the Trust and the Bank will not, and will cause each of the Trust Subsidiaries not to, agree to:
     3.01. EQUITY SECURITIES. Except for or as otherwise permitted in or expressly contemplated by this Plan or the Option Agreement or with respect to the issuance of Trust Shares upon conversion of shares of Trust Preferred Stock outstanding on the date hereof or exercise of Stock Options outstanding on the date hereof in accordance with their respective terms, or as Previously Disclosed in SCHEDULE 4.01(C), issue, sell or otherwise permit to become outstanding any additional Trust Shares, Bank Common Stock, Trust Preferred Stock, or any other equity securities of the Trust or any of the Trust Subsidiaries, or any Rights, or enter into any agreement with respect to the foregoing, or permit any additional Trust Shares to become subject to grants of employee options, stock appreciation rights or similar equity based employee compensation rights.
     3.02. DIVIDENDS, ETC. Make, declare or pay any dividend (other than dividends payable on Trust Preferred Stock at a rate not exceeding the rate presently set forth in the Articles Supplementary to Amended and Restated Declaration of Trust dated August 13, 1984, which the Trust agrees to continue to pay, and dividends from the Trust Subsidiaries to the Trust or the Bank, as applicable) on or in respect of, or declare or make any distribution on, or, other than as expressly contemplated by this Plan, directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire, any of its equity securities or, other than as permitted in or expressly contemplated by this Plan or the Option Agreement, authorize the creation or issuance of, or issue, any additional shares of its equity securities or any Rights.
     3.03. INDEBTEDNESS; LIABILITIES; ETC. Other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity.
     3.04. LINE OF BUSINESS; OPERATING PROCEDURES; ETC. Except as may be directed by any Regulatory Authority (as hereinafter defined), (i) change its or any of the Trust Subsidiaries' lending, investment, liability management or other material policies and procedures in any material respect, except such changes as are in accordance and in an effort to comply with SECTION 5.06, (ii) incur or commit to incur any further capital expenditures beyond those Previously Disclosed in SCHEDULE 3.04, other than in the ordinary course of business and not exceeding $100,000 individually or $500,000 in the aggregate, or (iii) commence any new line of business.
     3.05. LIENS. Impose, or suffer the imposition, on any shares of stock of any of the Trust Subsidiaries, any lien, charge or encumbrance, security interest, equity, option, restriction (including restrictions on voting rights or rights of disposition) and claims or third party rights of whatever nature (collectively, "Liens"), or permit any such Lien to exist.
     3.06. COMPENSATION; EMPLOYMENT AGREEMENTS; ETC. Enter into or amend any employment, severance or similar agreement or arrangement with any of its directors, trustees, officers or employees, or grant any salary or wage increase, amend the terms of any Stock Option (except as may be required in order to comply with SECTION 2.06) or increase any employee benefit (including incentive or bonus payments), except normal individual increases in regular compensation to employees in the ordinary course of business consistent with past practice.
     3.07. BENEFIT PLANS. Except as otherwise provided herein or as Previously Disclosed in SCHEDULES 4.01(N) AND 4.01(Q), enter into or modify (except as may be required by applicable law) any pension, retirement, stock option, stock purchase,
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
savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, trustees, officers or other employees, including without limitation taking any action that accelerates the vesting or exercise of any benefits thereunder.
     3.08. CONTINUANCE OF BUSINESS. Dispose of or discontinue any portion of its assets, business or properties, which is material to the Trust and the Trust Subsidiaries taken as a whole, or merge or consolidate with, or acquire all or any portion of, the business or property of any other entity which is material to the Trust and the Trust Subsidiaries taken as a whole (except foreclosures by the Bank in the ordinary course of business consistent with past practice).
     3.09. AMENDMENTS. Amend its Declaration of Trust, Charter, Trustees' Regulations, or By-laws.
     3.10. CONTRACTS. Enter into, terminate or make any change in any material contract, agreement or lease, except in the ordinary course of business consistent with past practice with respect to contracts, agreements and leases that are terminable by it without penalty on not more than 60 days prior written notice.
     3.11. CLAIMS. Settle any claim, action or proceeding involving any liability for material money damages or restrictions upon the operations of the Trust or any of the Trust Subsidiaries.
IV. REPRESENTATIONS AND WARRANTIES.
     4.01. THE TRUST AND THE BANK REPRESENTATIONS AND WARRANTIES. Each of the Trust and the Bank hereby represents and warrants to FUNC, FUNC-VA, FUNC-MD and FUNB-VA as follows:
          (A) RECITALS. The facts set forth in the Recitals of this Plan with respect to it are true and correct.
          (B) ORGANIZATION, STANDING AND AUTHORITY. It is duly qualified to do business and is in good standing in the States of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be duly qualified, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect (as hereinafter defined). Each of the Trust and the Trust Subsidiaries has in effect all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted, the absence of which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect.
          (C) SHARES. The outstanding shares of it are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights. Except as Previously Disclosed in SCHEDULE 4.01(C) and except as provided under the Option Agreement, there are no other shares of any equity securities of the Trust or the Bank outstanding and no outstanding Rights. There will be no change in the conversion factor of the Trust Preferred Stock and the holders of the Trust Preferred Stock will not have any rights to acquire any Trust Shares as a result of the transactions contemplated hereby or by the Option Agreement. Dividends payable on the Trust Preferred Stock are not in arrears and all of the outstanding shares of Trust Preferred Stock have been outstanding for more than five years.
          (D) TRUST SUBSIDIARIES. The Trust has Previously Disclosed in SCHEDULE 4.01(D) a list of all the direct or indirect subsidiaries of the Trust (each, including the Bank, a "Trust Subsidiary" and, collectively, including the Bank, the "Trust Subsidiaries"). The Bank is a savings bank and is an "insured depository institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder. No equity securities of any of the Trust Subsidiaries are or may become required to be issued (other than to the Trust or a Trust Subsidiary) by reason of any Rights. There are no contracts, commitments, understandings or arrangements by which any of the Trust Subsidiaries is or may be bound to sell or otherwise issue any shares of its capital stock, and there are no contracts, commitments, understandings or arrangements relating to the rights of the Trust or the Bank, as applicable, to vote or to dispose of such shares. All of the shares of capital stock of each Trust Subsidiary held by the Trust or a Trust Subsidiary are fully paid and nonassessable and are owned by the Trust or a Trust Subsidiary free and clear of any Liens. Each Trust Subsidiary is in good standing under the laws of the jurisdiction in which it is incorporated or organized, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be duly qualified is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect. Except as Previously Disclosed in SCHEDULE 4.01(D), the Trust does not own beneficially, directly or indirectly, any shares of any equity securities or similar interests of any corporation, bank, partnership, joint
                                       5
     venture, business trust, association or other organization. The deposits of the Bank are insured by the Savings Association Insurance Fund (the "SAIF") of the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is a member in good standing with the Federal Home Loan Bank of Atlanta (the "FHL Bank").
          (E) POWER. It and each of the Trust Subsidiaries has the power and authority to carry on its business as it is now being conducted and to own all its material properties and assets, including in the case of the Trust, the power and authority to own the Bank.
          (F) AUTHORITY. Subject to the required approvals referred to in
     SECTION 6.01, each of this Plan and, as to the Trust, the Option Agreement, has been authorized by all necessary action of it and is a valid and binding agreement of it enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.
          (G) NO DEFAULTS. Subject to the required approvals referred to in SECTIONS 6.01 AND 6.02, and the required filings under federal and state securities laws, and except as Previously Disclosed in SCHEDULE 4.01(G), the execution, delivery and performance of this Plan and, as to the Trust, the Option Agreement, and the consummation by it of the transactions contemplated hereby and thereby, does not and will not (i) constitute a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of it or of any of the Trust Subsidiaries or to which it or any of the Trust Subsidiaries or its or their properties is subject or bound, which breach, violation or default is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect, (ii) constitute a breach or violation of, or a default under, its Declaration of Trust, Charter, Trustees' Regulations or By-laws, or (iii) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the consent or approval of any other party to any such agreement, indenture or instrument, other than any such consent or approval, which if not obtained, would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.
          (H) FINANCIAL REPORTS. Except as Previously Disclosed in SCHEDULE 4.01(H), (i) as to the Trust, its Annual Report on Form 10-K for the fiscal year ended December 31, 1993, and all other documents filed (including any amendments thereto, other than any amendments filed after the date of this Plan with respect to reports or documents filed prior to the date of this
     Plan) subsequent to December 31, 1993 under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the "Exchange Act"), in the form filed with the Securities and Exchange Commission (the "SEC") (in each such case, the "Trust Financial Reports"), and (ii) as to the Bank, its Thrift Financial Report for the fiscal year ended December 31, 1993, and all other Thrift Financial Reports filed (including any amendments thereto, other than any amendments filed after the date of this Plan with respect to reports filed before the date of this Plan) subsequent to December 31, 1993, in the form filed with the Office of Thrift Supervision (the "OTS") (in each case, the "Bank Financial Reports" and together with the Trust Financial Reports, the "Trust/Bank Financial Reports") do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading; and each of the balance sheets in or incorporated by reference into the Trust/Bank Financial Reports (including the related notes and schedules thereto) fairly presents the financial position of the entity or entities to which it relates as of its date and each of the statements of income and changes in stockholders' equity and cash flows or equivalent statements in the Trust/Bank Financial Reports (including any related notes and schedules thereto) fairly presents the results of operations, changes in shareholders' equity and cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except in each case as may be noted therein, subject to normal and recurring year-end audit adjustments in the case of unaudited statements.
          (I) ABSENCE OF UNDISCLOSED LIABILITIES. None of the Trust or the Trust Subsidiaries has any obligation or liability (contingent or otherwise) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect, except (i) as reflected in the Trust Financial Reports prior to the date of this Plan, and (ii) for commitments and obligations made, or liabilities incurred, in the ordinary course of its business consistent with past practice since December 31, 1993.
          (J) NO EVENTS. Except as Previously Disclosed in the Trust Financial Reports filed after December 31, 1993, and prior to the date of this Plan, no events involving or affecting the Trust or any of the Trust Subsidiaries (other than changes in general economic conditions or changes in laws or regulations affecting financial institutions generally) have occurred which, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect.
                                       6

          (K) PROPERTIES. Except as reserved against in the Trust Financial Reports, the Trust and the Trust Subsidiaries have good and marketable title, free and clear of all Liens, to all of the properties and assets, tangible and intangible, reflected in the Trust Financial Reports as being owned by the Trust or the Trust Subsidiaries as of the dates thereof, other than those Liens that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect, except those sold or otherwise disposed of in the ordinary course of business. All buildings and all fixtures, equipment, and other property and assets which are held under leases or subleases by any of the Trust or the Trust Subsidiaries are held under valid leases or subleases, other than any such exceptions to validity that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.
          (L) LITIGATION; REGULATORY ACTION. Except as Previously Disclosed in
     SCHEDULE 4.01(L), no litigation, proceeding or controversy before any court or governmental agency is pending which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect or which alleges claims under any fair lending law or other law relating to discrimination, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act or under any consumer disclosure law or regulation, and, to the best of its knowledge, no such litigation, proceeding or controversy has been threatened; and except as Previously Disclosed in SCHEDULE 4.01(L), neither it nor any of the Trust Subsidiaries or any of its or their properties or their officers, trustees, directors or controlling persons is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, any federal or state governmental agency or authority charged with the supervision or regulation of depository institutions or their holding companies or engaged in the insurance of deposits (together with any and all agencies or departments of federal, state or local government (including, without limitation, the OTS, the FHL Bank, the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the FDIC, the OCC and any other federal or state bank, thrift or other financial institution, insurance and securities regulatory authorities (including the SEC), the "Regulatory Authorities") and neither it nor any of the Trust Subsidiaries has been advised by any of such Regulatory Authorities that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum or understanding, commitment letter or similar submission.
          (M) COMPLIANCE WITH LAWS. Except as Previously Disclosed in SCHEDULE 4.01(M), each of the Trust and the Trust Subsidiaries:
             (1) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit it to own its businesses as presently conducted and that are material to the business of the Trust and the Trust Subsidiaries, taken as a whole; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the best knowledge of the Trust, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current;
             (2) has received no notification or communication from any Regulatory Authority or the staff thereof (i) asserting that any of the Trust or the Trust Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces, which, as a result of such noncompliance in any such instance, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect, (ii) threatening to revoke any license, franchise, permit or governmental authorization, which revocation, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect, or (iii) requiring any of the Trust or the Trust Subsidiaries (or any of its officers, directors, trustees or controlling persons) to enter into a cease and desist order, agreement or memorandum of understanding (or requiring the board of directors or board of trustees thereof to adopt any resolution or policy);
             (3) is not required to give prior notice to any federal banking or thrift agency of the proposed addition of an individual to its board of directors or board of trustees or the employment of an individual as a senior executive;
             (4) is, in the case of the Bank, able to receive brokered deposits without a waiver; and
             (5) is in compliance in all material respects with all fair lending laws or other laws relating to discrimination, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act, and consumer disclosure laws and regulations.
          (N) MATERIAL CONTRACTS. Except as Previously Disclosed in SCHEDULE 4.01(N), none of the Trust or the Trust Subsidiaries, nor any of its respective assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under, any material contract or agreement or amendment thereto. True and correct copies of such contracts or
                                       7
     agreements or amendments thereto have been or will be supplied to FUNC upon request. None of the Trust or the Trust Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business or operations may be bound or affected, or under which it or any of its respective assets, business or operations receives benefits, which default, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. Neither the Trust nor any Trust Subsidiary is subject to or bound by any contract containing covenants which limit the ability of the Trust or any Trust Subsidiary to compete in any line of business or with any person or which involve any restriction of geographical area in which, or method by which, the Trust or any Trust Subsidiary may carry on its business (other than as may be required by law or any applicable Regulatory Authority).
          (O) REPORTS. Since January 1, 1991, each of the Trust and the Trust Subsidiaries has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the FDIC, (ii) the OTS, the FHL Bank and the Federal Home Loan Bank System, and (iii) any other applicable Regulatory Authority. As of their respective dates (including any amendments thereto, other than any amendments filed after the date of this Plan with respect to reports and documents filed before the date of this Plan), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Regulatory Authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
          (P) NO BROKERS. All negotiations relative to this Plan and the transactions contemplated hereby have been carried on by it directly with the other parties hereto and no action has been taken by it that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment, excluding a fee previously disclosed to FUNB-VA to be paid to Friedman, Billings & Ramsey & Co., Inc.
          (Q) EMPLOYEE BENEFIT PLANS.
             (1) SCHEDULE 4.01(Q)(1) contains a complete list of all bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans, all employment or severance contracts, all medical, dental, health and life insurance plans, all other employee benefit plans, contracts or arrangements and any applicable "change of control" or similar provisions in any plan, contract or arrangement maintained or contributed to by it or any of the Trust Subsidiaries for the benefit of employees, former employees, trustees, former trustees, directors, former directors or their beneficiaries (the "Compensation and Benefit Plans"). True and complete copies of all Compensation and Benefit Plans, including, but not limited to, any trust instruments and/or insurance contracts, if any, forming a part thereof, and all amendments thereto have been supplied to FUNB-VA.
             (2) All "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), other than "multiemployer plans" within the meaning of
        Section 3(37) of ERISA ("Multiemployer Plans"), covering employees or former employees of it and the Trust Subsidiaries (the "ERISA Plans"), to the extent subject to ERISA, are in substantial compliance with ERISA. Except as Previously Disclosed in SCHEDULE 4.01(Q)(2) each ERISA Plan which is an "employee pension benefit plan" within the meaning of
        Section 3(2) of ERISA ("Pension Plan") and which is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (as amended, the "Code") has received a favorable determination letter from the Internal Revenue Service, and it is not aware of any circumstances reasonably likely to result in the revocation or denial of any such favorable determination letter or the inability to receive such a favorable determination letter. There is no material pending or, to its knowledge, threatened litigation relating to the ERISA Plans. Neither it nor any of the Trust Subsidiaries has engaged in a transaction with respect to any ERISA Plan that could subject it or any of the Trust Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.
             (3) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by it or any of the Trust Subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan", within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with it under Section 4001(a)(15) of ERISA or Section 414 of the Code (an "ERISA Affiliate"). Neither it nor any of the Trust Subsidiaries presently contributes to a Multiemployer Plan, nor have they contributed to such a plan within the past five calendar years. No notice of
                                       8
        a "reportable event", within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the past 12-month period.
             (4) All contributions required to be made under the terms of any ERISA Plan have been timely made. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Neither it nor any of the Trust Subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.
             (5) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year, the actuarially determined present value of all "benefit liabilities", within the meaning of
        Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the plan's most recent actuarial valuation) did not exceed the then current value of the assets of such plan, and there has been no material change in the financial condition of such plan since the last day of the most recent plan year.
             (6) Neither it nor any of the Trust Subsidiaries has any obligations for retiree health and life benefits under any plan, except as set forth in SCHEDULE 4.01(Q)(6). There are no restrictions on the rights of it or any of the Trust Subsidiaries to amend or terminate any such plan without incurring any liability thereunder.
             (7) Except as Previously Disclosed in SCHEDULE 4.01(Q)(7), neither the execution and delivery of this Plan or the Option Agreement nor the consummation of the transactions contemplated hereby or thereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of it or any of the Trust Subsidiaries under any Compensation and Benefit Plan or otherwise from it or any of the Trust Subsidiaries, (ii) increase any benefits otherwise payable under any Compensation and Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.
          (R) NO KNOWLEDGE. It knows of no reason (including those relating to fair lending laws or other laws relating to discrimination, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act, and consumer disclosure laws and regulations) why the regulatory approvals referred to in SECTION 6.02 should not be obtained, without the imposition of any condition of the type referred to in the proviso following such
     SECTION 6.02.
          (S) LABOR AGREEMENTS. Neither it nor any of the Trust Subsidiaries is a party to, or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of the Trust Subsidiaries the subject of a proceeding asserting that it or any such subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or such subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it or any of the Trust Subsidiaries, pending or, to the best of its knowledge, threatened, nor is it aware of any activity involving its or any of the Trust Subsidiaries' employees seeking to certify a collective bargaining unit or engaging in any other organization activity.
          (T) ASSET CLASSIFICATION. It has Previously Disclosed in SCHEDULE 4.01(T) a list, accurate and complete in all material respects, of the aggregate amounts of loans, extensions of credit or other assets of the Trust and the Trust Subsidiaries that have been classified by it as of August 31, 1994, separated by category of criticism or classification (the "Asset Classification"); and no amounts of loans, extensions of credit or other assets that have been classified as of August 31, 1994, by any regulatory examiner as "Other Loans Specially Mentioned", "Substandard", "Doubtful", "Loss", or words of similar import are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were charged off by the Trust or Trust Subsidiary prior to August 31, 1994.
          (U) ALLOWANCE FOR POSSIBLE LOAN LOSSES. The allowance for possible loan losses shown on the consolidated balance sheets of the Trust included in the June 30, 1994 Trust Financial Reports was, and the allowance for possible loan losses to be shown on subsequent Trust Financial Reports, will be, adequate, determined in accordance with generally accepted accounting principles, including the requisite use of estimates and judgments thereunder, to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) as of the date thereof.
                                       9

          (V) INSURANCE. Each of the Trust and the Trust Subsidiaries has taken all requisite action (including without limitation the making of claims and the giving of notices) pursuant to its directors' and officers' liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters (other than matters arising in connection with this Plan and the transactions contemplated hereby) that are known to the Trust, except for such matters which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect. Previously Disclosed in SCHEDULE 4.01(V) is a list of all insurance policies maintained by or for the benefit of the Trust or the Trust Subsidiaries or their directors, trustees, officers, employees or agents.
          (W) STATE TAKEOVER LAWS; DECLARATION OF TRUST. The Trust or its Board of Trustees has taken all necessary action to exempt this Plan and the Option Agreement, and the transactions contemplated hereby and thereby from, and this Plan, the Option Agreement and the transactions contemplated hereby and thereby are exempt from, (i) any applicable takeover laws of the State of Maryland, including without limitation the provisions of Section 3-602 and Title 3, Subtitle 7, of the Maryland General Corporation Law,
     (ii) any applicable takeover provisions in the Trust's Declaration of Trust, and (iii) any takeover provisions set forth in any agreement to which the Trust or the Bank is a party or may be bound.
          (X) NO FURTHER ACTION. It has taken all action so that the entering into of this Plan and, as to the Trust, the Option Agreement, and the consummation of the transactions contemplated hereby and thereby (including without limitation the Mergers and the exercise of the Option) or any other action or combination of actions, or any other transactions, contemplated hereby or thereby do not and will not (i) require a vote of shareholders (other than the affirmative vote of the holders of at least two-thirds of all Trust Shares entitled to be cast on the matter), or (ii) result in the grant of any rights to any person under the Declaration of Trust, Charter, Trustees' Regulations or By-laws of the Trust or any Trust Subsidiary or under any agreement to which the Trust or any of the Trust Subsidiaries is a party, or (iii) restrict or impair in any way the ability of FUNC, FUNC-VA, FUNC-MD or FUNB-VA to exercise any of the rights granted hereunder or, as to FUNC, under the Option Agreement.
          (Y) ENVIRONMENTAL MATTERS.
             (1) To its knowledge, it and each of the Trust Subsidiaries, the Participation Facilities and the Loan/Fiduciary Properties (each as defined below) are, and have been, in compliance with all Environmental Laws (as defined below), except for instances of noncompliance which are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.
             (2) There is no proceeding pending or, to its knowledge, threatened before any court, governmental agency or board or other forum in which it or any of the Trust Subsidiaries or any Participation Facility has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party
        (i) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (ii) relating to the release or threatened release into the environment of any Hazardous Material (as defined below), whether or not occurring at or on a site owned, leased or operated by it or any of the Trust Subsidiaries or any Participation Facility, except for such proceedings pending or threatened that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect or have been Previously Disclosed in SCHEDULE 4.01(Y).
             (3) There is no proceeding pending or, to its knowledge, threatened before any court, governmental agency or board or other forum in which any Loan/Fiduciary Property (or it or any of the Trust Subsidiaries in respect of any Loan/Fiduciary Property) has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (ii) relating to the release or threatened release into the environment of any Hazardous Material, whether or not occurring at or on a Loan/ Fiduciary Property, except for such proceedings pending or threatened that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect or have been Previously Disclosed in
        SCHEDULE 4.01(Y).
             (4) To its knowledge, there is no reasonable basis for any proceeding of a type described in subparagraphs (2) or (3) above, except as has been Previously Disclosed in SCHEDULE 4.01(Y).
             (5) To its knowledge, during the period of (i) its or any of the Trust Subsidiaries' ownership or operation of any of their respective current properties, (ii) its or any of the Trust Subsidiaries' participation in the management of any Participation Facility, or (iii) its or any of the Trust Subsidiaries' holding of a security or other interest in a Loan/Fiduciary Property, there have been no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan/Fiduciary Property, except for such releases that are not reasonably likely,
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
        individually or in the aggregate, to have a Material Adverse Effect or have been Previously Disclosed in SCHEDULE 4.01(Y).
             (6) To its knowledge, prior to the period of (i) its or any of the Trust Subsidiaries' ownership or operation of any of their respective current properties, (ii) its or any of the Trust Subsidiaries' participation in the management of any Participation Facility, or (iii) its or any of the Trust Subsidiaries' holding of a security or other interest in a Loan/Fiduciary Property, there were no releases or threatened releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan/Fiduciary Property, except for such releases or threatened releases that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect or have been Previously Disclosed in SCHEDULE 4.01(Y).
             (7) The following definitions apply for purposes of this SECTION 4.01(Y): "Loan/Fiduciary Property" means any property owned or controlled by it or any of the Trust Subsidiaries or in which it or any of the Trust Subsidiaries holds a security or other interest, and, where required by the context, includes any such property where the Trust or any of the Trust Subsidiaries constitutes the owner or operator of such property, but only with respect to such property; "Participation Facility" means any facility in which it or any of the Trust Subsidiaries participates in the management and, where required by the context, includes the owner or operator or such property, but only with respect to such property; "Environmental Law" means (i) any applicable federal, state and local law, statute, ordinance, rule, regulation, code, license, permit, order, judgment, decree, injunction or agreement with any governmental entity, relating to (a) the protection, preservation or restoration of the environment, (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety, or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Material, in each case as amended and as now in effect and includes, without limitation, the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the federal Clean Air Act, the federal Clean Water Act, the federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the federal Solid Waste Disposal and the federal Toxic Substances Control Act, and the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970, each as amended and as now in effect, and (ii) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Material; "Hazardous Material" means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or quantity, and includes, without limitation, any oil or other petroleum product, toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.
          (Z) OPTION SHARES. As to the Trust, the Option Shares (as defined in the Option Agreement), when issued upon exercise of the Option in accordance with the terms thereof, will be validly issued, fully paid and nonassessable and subject to no preemptive rights and will not be subject to the provisions of Subtitle 7 of Title 3 of the Maryland General Corporation Law.
          (AA) TAX REPORTS. Except as Previously Disclosed in SCHEDULE 4.01(AA),
     (i) all reports and returns with respect to Taxes (as defined below) and tax related information reporting requirements that are required to be filed by or with respect to the Trust or by or with respect to the Trust Subsidiaries, including without limitation consolidated federal income tax returns of the Trust and the Trust Subsidiaries (collectively, the "Trust Tax Returns"), have been duly filed, or requests for extensions have been timely filed and have not expired, except to the extent all such failures to file, taken together, are not reasonably likely to have a Material Adverse Effect, and such Trust Tax Returns were true, complete and accurate in all material respects, (ii) all taxes (which shall mean federal, state, local or foreign income, gross receipts, windfall profits, severance, property, production, sales, use, license, excise, franchise, employment, premium, recording, documentary, transfer, back-up withholding or similar taxes, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties, collectively the "Taxes") shown to be due on the Trust Tax Returns or otherwise imposed on the income, properties or operations of the Trust or Trust Subsidiaries have been paid in full, (iii) the Trust Tax Returns have not been examined by the Internal Revenue Service or the appropriate state, local or foreign taxing authority, (iv) all Taxes due with respect to completed and settled examinations
                                       11
     have been paid in full, (v) no issues have been raised by the relevant taxing authority in connection with the examination of any of the Trust Tax Returns which are reasonably likely, individually or in the aggregate, to result in a determination that would have a Material Adverse Effect, except to the extent reserved against in the Trust Financial Reports filed prior to the date of this Plan, and (vi) no waivers of statutes of limitations (excluding such statutes that relate to years under examination by the Internal Revenue Service) with respect to any Taxes of the Trust or the Trust Subsidiaries.
          (BB) ACCURACY OF INFORMATION. The statements with respect to the Trust and the Trust Subsidiaries contained in this Plan, the Option Agreement, the Schedules and any other written documents executed and delivered by or on behalf of the Trust or the Bank pursuant to the terms of this Plan are true and correct in all material respects, and such statements and documents do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.
          (CC) DERIVATIVES CONTRACTS. None of the Trust or the Trust Subsidiaries is a party to or has agreed to enter into an exchanged-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or any other contract not included on the balance sheet which is a derivative contract (including various combinations thereof) (each a "Derivatives Contract") except for those Derivatives Contracts Previously Disclosed in SCHEDULE 4.01(CC), including a list, as applicable, of any Trust or Trust Subsidiary assets pledged as security for each such Derivatives Contract.
          (DD) NO DISSENTERS' RIGHTS. The holders of Trust Shares have no dissenters' or appraisal rights in connection with the execution of this Plan, the Option Agreement or the consummation of any of the transactions contemplated hereby or thereby.
          (EE) ACCOUNTING CONTROLS. Each of the Trust and the Trust Subsidiaries has devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances that (i) all material transactions are executed in accordance with management's general or specific authorization; (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles consistently applied with respect to thrifts or any other criteria applicable to such statements, and to maintain proper accountability for items; (iii) access to the material property and assets of the Trust and the Trust Subsidiaries is permitted only in accordance with management's general or specific authorization; and
     (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.
          (FF) COMMITMENTS AND CONTRACTS. Neither the Trust nor any Trust Subsidiary is a party or subject to any of the following (whether written or oral, express or implied):
             (1) except as Previously Disclosed in SCHEDULE 4.01(FF), any employment contract or understanding (including any understandings or obligations with respect to severance or termination pay liabilities or fringe benefits) with any present or former officer, trustee, director or employee (other than those which are terminable at will by the Trust or such Trust Subsidiary without any obligation on the part of the Trust or such Trust Subsidiary to make any payment in connection with such termination);
             (2) except as Previously Disclosed in SCHEDULE 4.01(FF), any real property lease with annual rental payments aggregating $50,000 more; or
             (3) except as Previously Disclosed in SCHEDULE 4.01(FF), any material contract with any affiliate.
     4.02. FUNC, FUNC-VA, FUNC-MD and FUNB-VA Representations and Warranties. Each of FUNC, FUNC-VA, FUNC-MD and FUNB-VA hereby represents and warrants to the Trust and the Bank, as follows:
          (A) RECITALS. The facts set forth in the Recitals of this Plan with respect to it are true and correct.
          (B) CORPORATE AUTHORITY. Subject to the required regulatory approvals referred to in SECTION 6.02 and the execution of this Plan by a majority of the directors of FUNB-VA, each of this Plan and, in the case of FUNC, the Option Agreement, has been authorized by all necessary corporate action of it and is a valid and binding agreement of it enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.
          (C) NO DEFAULTS. Subject to the required regulatory approvals referred to in SECTION 6.02 herein, in the case of FUNC, SECTION 3 of the Option Agreement, and the required filings under federal and state securities' laws, the execution, delivery and performance of this Plan and (in the case of FUNC) the Option Agreement, and the consummation of the transactions contemplated hereby and thereby by it, do not and will not (i) constitute a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement,
                                       12
     indenture or instrument of it or of any of its subsidiaries or to which it or any of its subsidiaries or properties is subject or bound, which breach, violation or default is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect, (ii) constitute a breach or violation of, or a default under, its Articles of Incorporation, Charter or Bylaws, or (iii) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, or the consent or approval of any other party to any such agreement, indenture or instrument, other than any such consent or approval, which if not obtained, would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.
          (E) NO BROKERS. All negotiations relative to this Plan and the transactions contemplated hereby have been carried on by it directly with the other parties hereto and no action has been taken by it that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment.
          (F) NO KNOWLEDGE. It knows of no reason (including those relating to fair lending laws or other laws relating to discrimination, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act, and consumer disclosure laws and regulations) why the regulatory approvals referred to in SECTION 6.02 should not be obtained, without the imposition of any condition of the type referred to in the proviso following such
     SECTION 6.02.
          (G) ACCURACY OF INFORMATION. The statements with respect to FUNC, FUNC-VA, FUNC-MD and FUNB-VA contained in this Plan, the Option Agreement, the Schedules and any other written documents executed and delivered by or on behalf of FUNC, FUNC-VA, FUNC-MD or FUNB-VA pursuant to the terms of this Plan are true and correct in all material respects, and such statements and documents do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.
V. COVENANTS.
     Each of the Trust and the Bank hereby covenants to FUNC, FUNC-VA, FUNC-MD and FUNB-VA, and each of FUNC, FUNC-VA, FUNC-MD and FUNB-VA hereby covenants to the Trust and the Bank, that:
     5.01. BEST EFFORTS. Subject to the terms and conditions of this Plan and to the exercise by its Board of Directors or Board of Trustees, as applicable, of such Board's fiduciary duties established under applicable law, it shall use its best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Mergers on the Effective Date and to otherwise enable consummation of the transactions contemplated hereby and (in the case of the Trust and FUNC) by the Option Agreement and shall cooperate fully with the other parties hereto to that end.
     5.02. TRUST PROXY. In the case of the Trust, it shall promptly prepare a proxy statement (the "Proxy Statement") to be mailed to the holders of Trust Shares in connection with the transactions contemplated hereby, which shall conform to all applicable legal requirements and it shall call a special meeting (the "Meeting") of the holders of Trust Shares to be held as soon as practicable for purposes of voting upon the transactions contemplated hereby and the Trust shall use its best efforts to solicit and obtain votes of the holders of the Trust Shares in favor of the transactions contemplated hereby and, subject to the exercise of its fiduciary duties, the Board of Trustees of the Trust shall recommend approval of such transactions by such holders. When the Proxy Statement is mailed to the holders of Trust Shares, and at all times subsequent to such mailing, up to and including the date of the Meeting, such Proxy Statement and all supplements thereto, with respect to all information set forth therein furnished or to be furnished by the Trust relating to the Trust or the Trust Subsidiaries and by FUNC relating to FUNC or its subsidiaries, (i) will comply in all material respects with the provisions of the Exchange Act and any other applicable statutory or regulatory requirements, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading; PROVIDED, HOWEVER, in no event shall any party hereto be liable for any untrue statement of a material fact or omission to state a material fact in the Proxy Statement made in reliance upon, and in conformity with, written information concerning another unaffiliated party furnished by such other party specifically for use in the Proxy Statement.
     5.03. PRESS RELEASES. The Trust and the Bank will not, without the prior approval of FUNC (which approval shall not be unreasonably withheld or delayed), and FUNC, FUNC-VA, FUNC-MD and FUNB-VA will not, without the prior approval of the Trust (which approval shall not be unreasonably withheld or delayed), issue any press release or written statement for general circulation relating to the transactions contemplated hereby or by the Option Agreement, except as otherwise required by law.
                                       13

     5.04. ACCESS; INFORMATION. (1) Upon reasonable notice, the Trust and the Bank shall afford FUNB-VA and its officers, employees, counsel, accountants and other authorized representatives, access, during normal business hours throughout the period prior to the Effective Date, to all of its and the Trust Subsidiaries' properties, books, contracts, commitments and records and, during such period, the Trust and the Bank shall furnish promptly to FUNB-VA (i) a copy of each material report, schedule and other document filed by the Trust and the Trust Subsidiaries with any Regulatory Authority, and (ii) all other information concerning the business, properties and personnel of the Trust and the Trust Subsidiaries as FUNB-VA may reasonably request, provided that no investigation pursuant to this SECTION 5.04 shall affect or be deemed to modify or waive any representation or warranty made by the Trust or the Bank or the conditions to the obligations of the Trust and the Bank to consummate the transactions contemplated by this Plan; and (2) FUNB-VA will not use any information obtained pursuant to this SECTION 5.04 for any purpose unrelated to the consummation of the transactions contemplated by this Plan and, if this Plan is terminated, will hold all information and documents obtained pursuant to this paragraph in confidence (as provided in SECTION 8.06) unless and until such time as such information or documents become publicly available other than by reason of any action or failure to act by FUNB-VA or as it is advised by counsel that any such information or document is required by law or applicable stock exchange rule to be disclosed, and in the event of the termination of this Plan, FUNB-VA will, upon request by the Trust, deliver to the Trust all documents so obtained by FUNB-VA or destroy such documents and, in the case of destruction, will certify such fact to the Trust.
     5.05. ACQUISITION PROPOSALS. In the case of the Trust, without the prior written consent of FUNC, it shall not, and it shall cause the Trust Subsidiaries not to, solicit or encourage inquiries or proposals with respect to, or, except as required by the fiduciary duties of the Board of Trustees of the Trust established under applicable law (as advised in writing by its outside counsel), furnish any nonpublic information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets or deposits of, or a substantial equity interest in, the Trust or any of the Trust Subsidiaries or any merger or other business combination with the Trust or any of the Trust Subsidiaries other than as contemplated by this Plan; it shall instruct its and the Trust Subsidiaries' officers, directors, trustees, agents, advisors and affiliates to refrain from doing any of the foregoing; and it shall notify FUNC immediately if any such inquiries or proposals are received by, or any such negotiations or discussions are sought to be initiated with, the Trust or any of the Trust Subsidiaries.
     5.06. CERTAIN POLICIES OF THE TRUST AND THE BANK. In the case of each of the Trust and the Bank, it shall use its best efforts to (i) modify and change its loan, litigation and other reserve and real estate valuation policies and practices (including loan classifications and levels of reserves), and (ii) generally conform its operating, lending and compliance policies and procedures, prior to the Effective Date, so as to be consistent on a mutually satisfactory basis with those of FUNB-VA and generally accepted accounting principles and applicable law; PROVIDED, HOWEVER, the Trust and the Bank shall not be required to take any action set forth in (i) above until the regulatory approvals set forth in SECTION 6.02 have been received and the Trust and the Bank are reasonably satisfied that the Mergers will be consummated on the Effective Date as provided herein. The Trust's and the Bank's representations, warranties and covenants contained in this Plan shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of this SECTION 5.06.
     5.07. STATE TAKEOVER LAW. In the case of the Trust, the Trust shall not take any action that would cause the transactions contemplated by this Plan or the Option Agreement to be subject to any applicable state takeover statute and the Trust shall take all necessary steps to exempt (or ensure the continued exemption of) the transactions contemplated by this Plan and the Option Agreement from, or, if necessary, challenge the validity or applicability of, any applicable state takeover law, as now or hereafter in effect, including without limitation the provisions of Section 3-602 and Title 3, Subtitle 7, of the Maryland General Corporation Law.
     5.08. NO RIGHTS TRIGGERED. In the case of the Trust, the Trust shall take all necessary steps to ensure that the entering into of this Plan and the Option Agreement and the consummation of the transactions contemplated hereby and thereby (including without limitation the Mergers and the exercise of the Option) and any other action or combination of actions, or any other transactions contemplated hereby or thereby do not and will not (i) result in the grant of any rights to any person under the Declaration of Trust or Trustees' Regulations of the Trust or under any agreement to which the Trust or any of the Trust Subsidiaries is a party, or (ii) restrict or impair in any way the ability of FUNC, FUNC-VA, FUNC-MD or FUNB-VA to exercise any of the rights granted hereunder or, as to FUNC, under the Option Agreement.
     5.09. REGULATORY APPLICATIONS. In the case of FUNC, FUNC-VA, FUNC-MD and FUNB-VA, (i) it shall promptly prepare and submit applications to the appropriate Regulatory Authorities for approval of the Mergers (after having submitted drafts of such applications to counsel for the Trust and the Bank), and (ii) promptly make all other appropriate filings to
                                       14
secure all other approvals, consents and rulings which are necessary for the consummation of the Mergers by FUNC, FUNC-VA, FUNC-MD and FUNB-VA.
     5.10. REGULATORY CONDITIONS. In the case of the Trust, to the extent required by any Regulatory Authority as a condition to approval of the transactions contemplated by this Plan, the Trust shall take such reasonable action and shall cause the Trust Subsidiaries to take such reasonable action as may reasonably be required in order to comply with any such requirements.
     5.11. CURRENT INFORMATION.
          (A) During the period from the date of this Plan to the Effective Date, each of the Trust, the Bank and FUNB-VA shall, and shall cause its representatives to, confer on a regular and frequent basis with representatives of the other.
          (B) The Trust and the Bank shall promptly notify FUNB-VA of (i) any material change in the business or operations of the Trust or any Trust Subsidiary, (ii) any material complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Regulatory Authority relating to the Trust or any Trust Subsidiary, (iii) the institution or the threat of material litigation involving or relating to the Trust or any Trust Subsidiary, or (iv) any event or condition that might be reasonably expected to cause any of the Trust's or the Bank's representations or warranties set forth herein not to be true and correct in all material respects as of the Effective Date or prevent the Trust or the Bank from fulfilling its obligations hereunder; and in each case shall keep FUNB-VA informed with respect thereto.
          (C) FUNC shall (i) promptly notify the Trust of any event or condition that might reasonably be expected to cause any of FUNC's, FUNC-VA's, FUNC-MD's or FUNB-VA's representations or warranties set forth herein not to be true and correct in all material respects as of the Effective Date, and (ii) notify the Trust immediately of any denial of any application filed by FUNC, FUNC-VA, FUNC-MD or FUNB-VA with any Regulatory Authority with respect to this Plan.
     5.12. REDEMPTION OF TRUST PREFERRED STOCK; FUNC FINANCINGS. In the case of the Trust, if requested by FUNC, the Trust shall take all such action as may be required under applicable law and the provisions of the Trust Preferred Stock, to redeem all of the outstanding shares of Trust Preferred Stock as promptly as practicable after receipt of such request. In the case of FUNC, if the Trust does not have sufficient funds to effect such redemption, FUNC agrees to loan to the Trust an amount up to the redemption price of the Trust Preferred Stock on an arm's length basis. In addition, in the case of FUNC, if the Trust does not have sufficient funds to make the payments required to be made pursuant to
SECTION 2.06 on or immediately prior to the Effective Date, FUNC also agrees to loan to the Trust an amount up to the amount required to make such payments on an arm's length basis.
     5.13. PAYMENT OF CONSIDERATION. FUNC agrees to cause FUNC-VA to have sufficient funds on the Effective Date in order to pay the Cash Consideration for the Trust Shares as provided in SECTION 2.01(B).
     5.14. INDEMNIFICATION. Without limitation with respect to any indemnification required other than pursuant to this Plan:
          (A) For six years after the Effective Date, FUNC shall indemnify, defend and hold harmless the directors, trustees, officers and employees of the Trust and the Trust Subsidiaries (each, an "Indemnified Party") against all liabilities arising out of actions or omissions occurring at or prior to the Effective Date (including, without limitation, the transactions contemplated by this Plan and the Option Agreement) to the extent such persons are indemnified under applicable federal or state law as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any litigation.
          (B) Any Indemnified Party wishing to claim indemnification under paragraph (A) of this Section 5.14, upon learning of such claim, action, suit, proceeding or investigation, shall promptly notify FUNC thereof; provided, that the failure so to notify shall not affect the obligations of FUNC under paragraph (A) of this Section 5.14 (unless such failure materially and adversely increases FUNC's liability under such paragraph
     (A)). In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Date), (i) FUNC shall have the right to assume the defense thereof, (ii) the Indemnified Parties will cooperate in the defense of any such matter, and
     (iii) FUNC shall not be liable for any settlement effected without its prior written consent.
     5.15 MEMORANDUM OF UNDERSTANDING. In the case of FUNC, immediately following consummation of the Mergers on the Effective Date, FUNC agrees to pay or cause to be paid to the Ameribanc Investors Group Voting Trust (the "Voting Trust"), the $1,655,000 payment (the "MOU Payment") which is due and payable to the Voting Trust pursuant to the Amended and
                                       15

Restated Memorandum of Understanding, dated as of March 28, 1990 (as amended), between the Trust and the Voting Trust (the "MOU"), subject to satisfaction of the conditions set forth in SECTION 6.10.
VI. CONDITIONS TO CONSUMMATION OF THE MERGERS.
     Consummation of the Mergers is conditioned upon:
     6.01. SHAREHOLDER VOTE. Approval of the transactions contemplated hereby and by the Option Agreement by the requisite vote of the holders of Trust Shares, as may be required;
     6.02. REGULATORY APPROVALS. Procurement by FUNC, FUNC-VA, FUNC-MD and FUNB-VA of regulatory consents and approvals by the appropriate Regulatory Authorities and the expiration of the statutory waiting period relating thereto; PROVIDED, HOWEVER, that no such approval or consent shall have imposed any condition or requirement which, in the reasonable opinion of FUNB-VA, would so materially adversely impact the economic or business benefits to FUNB-VA of the transactions contemplated by this Plan so as to render inadvisable the consummation of the Mergers;
     6.03. NO INJUNCTION. There shall not be in effect any order, decree or injunction of any court or agency of competent jurisdiction that enjoins or prohibits consummation of any of the transactions contemplated hereby or by the Option Agreement;
     6.04. ARTHUR ANDERSEN LLP LETTERS. FUNC shall have received from Arthur Andersen LLP, letters, dated the date of or shortly prior to (i) the mailing of the Proxy Statement, and (ii) the Effective Date, in form and substance satisfactory to FUNC, with respect to the Trust's consolidated financial position and results of operations, which shall be based upon "agreed upon procedures" undertaken by such firm;
     6.05. LEGAL OPINION. The Trust and the Bank shall have received an opinion, dated the Effective Date, of Marion A. Cowell, Jr., counsel for FUNC, FUNC-VA, FUNC-MD and FUNB-VA, in form reasonably satisfactory to the Trust, which shall cover the matters contained in EXHIBIT B hereto;
     6.06. LEGAL OPINION. FUNC, FUNC-VA, FUNC-MD and FUNB-VA shall have received an opinion, dated the Effective Date, of Hogan & Hartson L.L.P., counsel for the Trust and the Bank, in form reasonably satisfactory to FUNC, which shall cover the matters contained in EXHIBIT C hereto;
     6.07. OFFICER'S CERTIFICATE. (i) Each of the representations and warranties contained herein of FUNC, FUNC-VA, FUNC-MD and FUNB-VA shall be true and correct as of the date of this Plan and upon the Effective Date with the same effect as though all such representations and warranties had been made on the Effective Date, except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, and (ii) each and all of the agreements and covenants of FUNC, FUNC-VA, FUNC-MD and FUNB-VA to be performed and complied with pursuant to this Plan on or prior to the Effective Date shall have been duly performed and complied with in all material respects, and the Trust and the Bank shall have received a certificate signed by an executive officer of each of FUNC, FUNC-VA, FUNC-MD and FUNB-VA dated the Effective Date, to such effect;
     6.08. OFFICERS' CERTIFICATE. (i) Each of the representations and warranties contained herein of the Trust and the Bank shall be true and correct as of the date of this Plan and upon the Effective Date with the same effect as though all such representations and warranties had been made on the Effective Date, except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date and except as otherwise provided in
SECTION 5.04, and (ii) each and all of the agreements and covenants of the Trust and the Bank to be performed and complied with pursuant to this Plan on or prior to the Effective Date shall have been duly performed and complied with in all material respects, and FUNC, FUNC-VA, FUNC-MD and FUNB-VA shall have received a certificate signed by the Chief Executive Officers and the Chief Financial Officers of the Trust and the Bank dated the Effective Date, to such effect;
     6.09. STOCK OPTIONS. All Stock Options shall have been cancelled on or prior to the Effective Date and evidence thereof satisfactory to FUNC shall be delivered by the Trust to FUNC on or prior to the Effective Date; and
     6.10 MOU. Upon payment of the MOU Payment, the MOU, to the extent it has any force of effect as of the Effective Date, shall be cancelled and of no further force or effect and FUNC shall have received a written agreement to such affect signed by the Trust and the Voting Trust in form and substance satisfactory to FUNC;
PROVIDED, HOWEVER, that a failure to satisfy any of the conditions set forth in the proviso following SECTION 6.02 or in SECTION 6.04, 6.06 OR, 6.08, 6.09 OR
6.10 shall only constitute conditions if asserted by FUNC, and a failure to satisfy any of the conditions set forth in SECTION 6.05 OR 6.07 shall only constitute conditions if asserted by the Trust.
                                       16

VII. TERMINATION.
     This Plan may be terminated prior to the Effective Date, either before or after receipt of required stockholder approvals:
     7.01. MUTUAL CONSENT. By the mutual consent of FUNC and the Trust.
     7.02. BREACH. By FUNC or the Trust, in the event of (i) a breach by the other party (including any of its affiliates) of any representation or warranty contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, or
(ii) a breach by such other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach.
     7.03. DELAY. By FUNC or the Trust, if its Board of Trustees or Board of Directors, as applicable, so determines by a vote of a majority of the members of its entire Board, in the event that the Trust Merger is not consummated by September 30, 1995, as a direct result of the actions of the other party (including any of its affiliates).
     7.04. NO SHAREHOLDER APPROVAL. By the Trust or FUNC, in the event that any shareholder approval contemplated by SECTION 6.01 is not obtained at the Meeting, including any adjournment or adjournments thereof.
     7.05 OTHER CIRCUMSTANCES. By FUNC in the event that (a) as provided in
SECTION 5.02, the Board of Trustees of the Trust withdraws its recommendation of this Plan, fails to make such recommendation or modifies or qualifies its recommendation in a manner adverse to FUNC or (b) as provided in SECTION 5.05, the Board of Trustees participates (or authorizes participation in) any negotiations or discussions of the type described in SECTION 5.05.
VIII. OTHER MATTERS.
     8.01. SURVIVAL. Except with respect to SECTIONS 2.03, 5.14, 8.01, 8.04,
8.09 AND 8.11, if the Effective Date occurs, all representations, warranties, agreements and covenants contained in this Plan shall not survive the Effective Date. If this Plan is terminated prior to the Effective Date, the agreements and representations of the parties in SECTIONS 4.01(P), 4.01(W), 4.01(Z), 4.02(E), 5.04(2), 5.07, 5.08, 8.01, 8.02, 8.03, 8.04, 8.05, 8.06, 8.07, 8.09 AND 8.11
shall survive such termination.
     8.02. WAIVER; AMENDMENT. Prior to the Effective Date, any provision of this Plan may be (i) waived in writing by the party benefitted by the provision, or
(ii) amended or modified at any time (including the structure of the transactions contemplated hereby) only by an agreement in writing among the parties hereto and executed in the same manner as this Plan.
     8.03. COUNTERPARTS. This Plan may be executed in one or more counterparts, each of which shall be deemed to constitute an original. This Plan shall become effective when one counterpart has been signed by each party hereto.
     8.04. GOVERNING LAW. This Plan shall be governed by, and interpreted in accordance with, the laws of the State of Maryland, except as federal law may be applicable.
     8.05. EXPENSES. Without limiting the obligations of FUNC pursuant to
SECTION 5.14, each party hereto will bear all expenses incurred by it in connection with this Plan and the transactions contemplated hereby.
     8.06. CONFIDENTIALITY. Except as otherwise provided in SECTION 5.04(2), each of the parties hereto and their respective agents, attorneys and accountants will maintain the confidentiality of all information provided in connection herewith which has not been publicly disclosed.
     8.07. NOTICES. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, telegram or telex (confirmed in writing) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.
                                       17

                    If to FUNC, FUNC-VA,   First Union Corporation
                      FUNC-MD or           One First Union Center
                      FUNB-VA, to:         Charlotte, NC 28288-0013
                                           Attn: Chief Executive Officer
                    with a copy to:        Marion A. Cowell, Jr., Esq.
                                           First Union Corporation
                                           One First Union Center
                                           Charlotte, NC 28288-0013
                    If to the Trust or     Ameribanc Investors Group
                      the Bank, to:        7630 Little River Turnpike
                                           Suite 610
                                           Annandale, VA 22003
                                           Attn: Chief Executive Officer
                    with a copy to:        David B. H. Martin, Jr., Esq.
                                           Hogan & Hartson, L.L.P.
                                           555 13th Street, NW
                                           Washington, D.C. 20004

     8.08. DEFINITIONS. Any term defined anywhere in this Plan shall have the meaning ascribed to it for all purposes of this Plan (unless expressly noted to the contrary). In addition:
          (A) the term "Material Adverse Effect", shall mean any event, occurrence or circumstance which (a) has or could reasonably be likely to have a material adverse effect on the financial condition, results of operations, business or prospects of the Trust and the Trust Subsidiaries, taken as a whole, or FUNC and its subsidiaries, taken as a whole, as applicable, or (b) would materially impair such party's ability to perform its obligations under this Plan or the Option Agreement or the consummation of any of the transactions contemplated hereby or thereby;
          (B) the term "Previously Disclosed" by a party shall mean information set forth in a Schedule that is delivered by that party to an unaffiliated party contemporaneously with the execution of this Plan and specifically designated as information "Previously Disclosed" pursuant to this Plan, and
          (C) for purposes of Article IV, the phrase "individually or in the aggregate" includes all events, occurrences, circumstances or conditions described in any paragraph of SECTION 4.01 OR 4.02, as the case may be, and is not limited to a specific paragraph.
     8.09. ENTIRE UNDERSTANDING; NO THIRD PARTY BENEFICIARIES. This Plan and the Option Agreement together represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and supersede any and all other oral or written agreements heretofore made. Without limiting the obligations of FUNC pursuant to SECTION 5.14, nothing in this Plan or the Option Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Plan or the Option Agreement.
     8.10. BENEFIT PLANS. Upon consummation of the Trust Merger, except as Previously Disclosed in SCHEDULE 8.10, as soon as administratively practicable, employees of the Trust and the Trust Subsidiaries shall be generally entitled to participate in the pension, benefit and similar plans on substantially the same terms and conditions as employees of FUNB-VA. For the purpose of determining eligibility to participate in such plans and the vesting of benefits under such plans (but not for the accrual of benefits under such plans), FUNB-VA shall give effect to years of service with the Trust or the Trust Subsidiaries, as the case may be, as if such service were with FUNB-VA.
     8.11. HEADINGS. The headings contained in this Plan are for reference purposes only and are not part of this Plan.
                                       18

     IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.
                                         FIRST UNION CORPORATION

                                         By: /s/      KENNETH R. STANCLIFF
                                           NAME: KENNETH R. STANCLIFF
                                           TITLE: SENIOR VICE PRESIDENT

                                         FIRST UNION CORPORATION OF VIRGINIA

                                         By: /s/    KENNETH R. STANCLIFF
                                           NAME: KENNETH R. STANCLIFF
                                           TITLE: SENIOR VICE PRESIDENT

                                         FIRST UNION CORPORATION OF MARYLAND

                                         By: /s/      KEITH D. LEMBO
                                           NAME: KEITH D. LEMBO
                                           TITLE: VICE PRESIDENT

                                         FIRST UNION NATIONAL BANK OF VIRGINIA

                                         By: /s/      KENNETH R. STANCLIFF
                                           NAME: KENNETH R. STANCLIFF
                                           TITLE: SENIOR VICE PRESIDENT

                                         AMERIBANC INVESTORS GROUP

                                         By: /s/      JOHN J. HOUSEMAN
                                           NAME: JOHN J. HOUSEMAN
                                           TITLE: PRESIDENT AND CHIEF EXECUTIVE
                                         OFFICER

                                         AMERIBANC SAVINGS BANK FSB

                                         By: /s/        DAVID W. CAMPBELL
                                           NAME: DAVID W. CAMPBELL
                                           TITLE: PRESIDENT AND CHIEF EXECUTIVE
                                         OFFICER

                               BOARD OF DIRECTORS
                          AMERIBANC SAVINGS BANK, FSB

/s/          JOHN J. HOUSEMAN

JOHN J. HOUSEMAN

/s/        ROY S. MITCHELL, ESQ.

ROY S. MITCHELL, ESQ.

/s/          JOSEPH L. CAMARDA

JOSEPH L. CAMARDA

/s/          DAVID W. CAMPBELL

DAVID W. CAMPBELL

/s/          D. MURRAY MALBON

D. MURRAY MALBON

/s/           FRANK J. QUIRK

FRANK J. QUIRK

/s/           ARTHUR C. WEID

ARTHUR C. WEID
                                       20

                               BOARD OF TRUSTEES
                           AMERIBANC INVESTORS GROUP

/s/          JOHN J. HOUSEMAN

JOHN J. HOUSEMAN

/s/          JULIEN G. REDELE

JULIEN G. REDELE

/s/          DAVID W. CAMPBELL

DAVID W. CAMPBELL

/s/            COR CASTRICUM

COR CASTRICUM

/s/          STEPHEN HARTWELL

STEPHEN HARTWELL

/s/         JAMES C. MILLER III

JAMES C. MILLER III

/s/        ROY S. MITCHELL, ESQ.

ROY S. MITCHELL, ESQ.

/s/           LUC VAN GASTEL

LUC VAN GASTEL

/s/          GIJSBERT VERHEUL

GIJSBERT VERHEUL

/s/           ARTHUR C. WEID

ARTHUR C. WEID

/s/            WILLEM WERNER

WILLEM WERNER

/s/           PETER S. ZWART

PETER S. ZWART
                                       21

                               BOARD OF DIRECTORS
                     FIRST UNION NATIONAL BANK OF VIRGINIA*
* To be signed at Board of Directors meeting in October.

                                                                       EXHIBIT A
                                OPTION AGREEMENT
     OPTION AGREEMENT, dated as of October 11, 1994 (this "Agreement"), by and between Ameribanc Investors Group, an unincorporated Maryland real estate investment trust ("Issuer"), and First Union Corporation, a North Carolina corporation ("Grantee").
     WHEREAS, Grantee and Issuer have entered into an Agreement and Plan of Mergers dated as of October 10, 1994 (the "Plan"), providing for, among other things, the merger of Issuer and a subsidiary of Grantee, with Issuer as the surviving corporation; and
     WHEREAS, as a condition and inducement to Grantee's execution of the Plan, Grantee has required that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below);
     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and in the Plan, and intending to be legally bound hereby, Issuer and Grantee agree as follows:
     1. DEFINED TERMS. Capitalized terms which are used but not defined herein shall have the meanings ascribed to such terms in the Plan.
     2. GRANT OF OPTION. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 7,000,000 shares (as adjusted as set forth herein, the "Option Shares", which shall include the Option Shares before and after any transfer of such Option Shares) of beneficial interest, par value $1.00 per share ("Issuer Trust Shares"), of Issuer at a purchase price per Option Share (the "Purchase Price") equal to the closing bid price per Issuer Trust Share as reported on the Nasdaq National Market (or published in THE WALL STREET JOURNAL or other authoritative source) on October 12, 1994; PROVIDED, HOWEVER, that in no event shall the number of shares for which the Option is exercisable exceed 19.9% of the Issuer Trust Shares issued and outstanding at the time of exercise, without giving effect to the shares issued or issuable under the Option.
     3. EXERCISE OF OPTION.
     (a) Provided that (i) Grantee, or any of its subsidiaries who is a party to the Plan, or Holder (as defined below), as applicable, shall not be in material breach of the agreements or covenants contained in this Agreement or in breach of any agreements or covenants in the Plan that would permit Issuer to terminate the Plan under SECTION 7.02, and (ii) no preliminary or permanent injunction or other order against the delivery of shares covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect, the Holder may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of a Purchase Event; PROVIDED that the Option shall terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Date, (B) termination of the Plan in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event unless the Issuer has, after the date hereof but prior to such termination, engaged in discussions with any third party regarding an Acquisition Transaction (as hereinafter defined), and (C) 18 months after any other termination of the Plan in accordance with the terms thereof (PROVIDED, HOWEVER, that if no Purchase Event or Preliminary Purchase Event occurs before such termination but if within 12 months after such termination a Purchase Event or Preliminary Purchase Event shall occur, then notwithstanding anything to the contrary contained herein, the Option shall terminate 18 months after such termination of the Plan); PROVIDED, HOWEVER, that any purchase of shares upon exercise of the Option shall be subject to compliance with applicable law, including, without limitation, the BHC Act and the HOLA. The term "Holder" shall mean the holder or holders of the Option from time to time, and which initially is Grantee.
     (b) As used herein, a "Purchase Event" means any of the following events:
          (i) without Grantee's prior written consent, Issuer shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than Grantee or any affiliate of Grantee) to effect
     (A) a merger, consolidation or similar transaction involving Issuer or the Bank, (B) the disposition, by sale, lease, exchange or otherwise, of assets of Issuer or any of its subsidiaries representing in either case 20% or more of the consolidated assets of Issuer and its subsidiaries or (C) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 20% or more of the voting power of Issuer or the Bank (each, an "Acquisition Transaction"); or
                                      A-1

          (ii) without Grantee's prior written consent, any person (other than Grantee or any affiliate of Grantee) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of, or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the voting power of Issuer or the Bank.
     (c) As used herein, a "Preliminary Purchase Event" means any of the following events:
          (i) any person (other than Grantee or any affiliate of Grantee) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange
     Act) or shall have filed a registration statement under the Securities Act, with respect to, a tender offer or exchange offer to purchase any Issuer Trust Shares such that, upon consummation of such offer, such person would own or control 20% or more of the then outstanding Issuer Trust Shares (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively); or
          (ii) the shareholders of the Issuer shall not have approved the Plan at the Meeting, the Meeting shall not have been held or shall have been canceled prior to termination of the Plan, or Issuer's Board of Trustees shall have withdrawn or modified in a manner adverse to Grantee the recommendation of Issuer's Board of Trustees with respect to the Plan, in each case after it shall have been publicly announced that any person (other than Grantee or any affiliate of Grantee) shall have (A) made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, (B) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer or (C) filed any application (or given any notice), under the BHC Act, the HOLA, the Bank Merger Act or the Change in Bank Control Act of 1978, for approval to engage in an Acquisition Transaction; or
          (iii) any person (other than Grantee or any affiliate of Grantee) shall have made a bona fide proposal to Issuer or the holders of Issuer Trust Shares by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction; or
          (iv) after a proposal is made by a third party to Issuer or the holders of Issuer Trust Shares to engage in an Acquisition Transaction, Issuer shall have breached any covenant or obligation contained in the Plan and such breach would entitle Grantee to terminate the Plan under SECTION
     7.02 thereof (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Mergers pursuant to the terms of the Plan); or
          (v) any person (other than Grantee or any affiliate of Grantee) shall have filed an application or notice with any Regulatory Authority for approval to engage in an Acquisition Transaction.
As used in this Agreement, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.
     (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Preliminary Purchase Event or Purchase Event (in either case, a "Triggering Event"), it being understood that the giving of such notice by Issuer shall not be a condition to the right of Holder to exercise the Option.
     (e) In the event Holder wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than five business days nor later than 15 business days from the Notice Date for the closing (the "Closing") of such purchase (the "Closing Date"). If prior notification to or approval of a Regulatory Authority is required in connection with such purchase, Issuer shall cooperate with the Holder in the filing of the required notice of application for approval and the obtaining of such approval and the Closing shall occur immediately following such regulatory approval (and any mandatory waiting periods). Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.
     4. PAYMENT AND DELIVERY OF CERTIFICATES.
     (a) On each Closing Date, Holder shall (i) pay to Issuer, in immediately available funds by wire transfer to a bank account designated by Issuer, an amount equal to the Purchase Price multiplied by the number of Option Shares to be purchased on such Closing Date, and (ii) present and surrender this Agreement to the Issuer at the address of the Issuer specified in SUBSECTION (F) of
SECTION 11.
     (b) At each Closing, simultaneously with the delivery of immediately available funds and surrender of this Agreement as provided in subsection (a) of this Section 4, (i) Issuer shall deliver to Holder (A) a certificate or certificates representing the Option Shares to be purchased at such Closing, which Option Shares shall be free and clear of all Liens, and subject to no
                                      A-2
preemptive rights, and (B) if the Option is exercised in part only, an executed new agreement with the same terms as this Agreement evidencing the right to purchase the balance of the Option Shares purchasable hereunder, and (ii) Holder shall deliver to Issuer a letter agreeing that Holder shall not offer to sell or otherwise dispose of such Option Shares in violation of applicable federal and state law or of the provisions of this Agreement.
     (c) In addition to any other legend that is required by applicable law, certificates for the Option Shares delivered at each Closing shall be endorsed with a restrictive legend which shall read substantially as follows:
THE TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND PURSUANT TO THE TERMS OF AN OPTION AGREEMENT DATED AS OF OCTOBER 11, 1994. A COPY OF SUCH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE ISSUER OF A WRITTEN REQUEST THEREFOR.
It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act.
     (d) Upon the giving by Holder to Issuer of the written notice of exercise of the Option provided for under SECTION 3(E), the tender of the applicable purchase price in immediately available funds and the tender of this Agreement to Issuer, Holder shall be deemed to be the holder of record of the Issuer Trust Shares issuable upon such exercise, notwithstanding that the transfer books of Issuer shall then be closed or that certificates representing such Issuer Trust Shares shall not then be actually delivered to Holder. Issuer shall pay all expenses, and any and all United States federal, state, and local transfer taxes and similar charges that may be payable in connection with the preparation, issuance and delivery of share certificates under this Section in the name of Holder or its assignee, transferee, or designee.
     (e) Issuer agrees (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Issuer Trust Shares so that the Option may be exercised without additional authorization of Issuer Trust Shares after giving effect to all other options, warrants, convertible securities and other rights to purchase Issuer Trust Shares, (ii) that it will not, by amendment of its Declaration of Trust or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer, (iii) promptly to take all action as may from time to time be required (including (A) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. (section mark) 18a and regulations promulgated thereunder and (B) in the event, under the BHC Act, the HOLA, the Bank Merger Act, or the Change in Bank Control Act of 1978, or a state banking law, prior approval of or notice to a Regulatory Authority is necessary before the Option may be exercised, cooperating fully with Holder in preparing such applications or notices and providing such information to such Regulatory Authorities as they may require) in order to permit Holder to exercise the Option and Issuer duly and effectively to issue the Issuer Trust Shares pursuant hereto, and (iv) promptly to take all action provided herein to protect the rights of Holder against dilution.
     5. REPRESENTATIONS AND WARRANTIES OF ISSUER. Issuer hereby represents and warrants to Grantee (and Holder, if different than Grantee) as follows:
     (a) DUE AUTHORIZATION. Issuer has all requisite power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Issuer. This Agreement has been duly executed and delivered by Issuer. Neither this Agreement, the transactions contemplated by this Agreement, nor the Option Shares (or Substitute Shares) that may be purchased pursuant to exercise of the Option are or will be subject to any of the provisions of Subtitle 7 of Title 3 of the Maryland General Corporation Law.
     (b) AUTHORIZED SHARES. Issuer has taken all necessary action to authorize and reserve and to permit it to issue, and, at all times from the date hereof until the obligation to deliver Issuer Trust Shares upon the exercise of the Option terminates, will have reserved for issuance, upon exercise of the Option, the number of Issuer Trust Shares necessary for Holder to exercise the Option, and Issuer will take all necessary action to authorize and reserve for issuance all additional Issuer Trust Shares or other securities which may be issued pursuant to Section 7 upon exercise of the Option. The Issuer Trust Shares to be issued upon due exercise of the Option, including all additional Issuer Trust Shares or other securities which may be issuable pursuant to Section 7, upon issuance pursuant hereto, shall be duly and validly issued, fully paid and nonassessable, and shall be delivered free and clear of all Liens, including any preemptive rights of any holder of Issuer Trust Shares.
                                      A-3

     6. REPRESENTATIONS AND WARRANTIES OF GRANTEE. Grantee hereby represents and warrants to Issuer that:
     (a) DUE AUTHORIZATION. Grantee has all requisite power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.
     (b) PURCHASE NOT FOR DISTRIBUTION. The Option is not being, and any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the Securities Act of 1933, as amended (the "Securities Act").
     7. ADJUSTMENT UPON CHANGES IN ISSUER CAPITALIZATION, ETC.
     (a) In the event of any change in Issuer Trust Shares by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Holder shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Holder would have received in respect of Issuer Trust Shares if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional Issuer Trust Shares are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this SUBSECTION (A)), the number of Issuer Trust Shares subject to the Option shall be adjusted so that, after such issuance, it, together with any Issuer Trust Shares previously issued pursuant hereto, equals 19.9% of the number of Issuer Trust Shares then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option. No provision of this Section 7 shall be deemed to affect or change, or constitute authorization for any violation of, any of the covenants or representations in the Plan.
     (b) In the event that Issuer shall enter in an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its affiliates, and shall not be the continuing or surviving entity of such consolidation or merger,
(ii) to permit any person, other than Grantee or one of its affiliates, to merge into Issuer and Issuer shall be the continuing or surviving entity, but, in connection with such merger, the then outstanding Issuer Trust Shares shall be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property or the outstanding Issuer Trust Shares immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged entity, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its affiliates, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Holder, of either (x) the Acquiring Corporation (as hereinafter defined), (y) any person that controls the Acquiring Corporation, or (z) in the case of a merger described in clause
(ii), Issuer (such person being referred to as "Substitute Option Issuer").
     (c) The Substitute Option shall have the same terms as the Option, provided, that, if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Holder. The Substitute Option Issuer shall also enter into an agreement with the Holder in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.
     (d) The Substitute Option shall be exercisable for such number of Substitute Shares (as hereinafter defined) as is equal to the Assigned Value (as hereinafter defined) multiplied by the number of Issuer Trust Shares for which the Option was theretofore exercisable, divided by the Average Price (as hereinafter defined). The exercise price of Substitute Option per share of Substitute Shares (the "Substitute Option Price") shall then be equal to the Purchase Price multiplied by a fraction in which the numerator is the number of Issuer Trust Shares for which the Option was theretofore exercisable and the denominator is the number of Substitute Shares for which the Substitute Option is exercisable.
     (e) The following terms have the meanings indicated:
          (1) "Acquiring Corporation" shall mean (i) the continuing or surviving person of a consolidation or merger with Issuer (if other than Issuer),
     (ii) Issuer in a merger in which Issuer is the continuing or surviving person, or (iii) the transferee of all or substantially all of Issuer's assets (or a substantial part of the assets of its subsidiaries taken as a whole).
          (2) "Substitute Shares" shall mean the securities issued by Substitute Option Issuer upon exercise of the Substitute Option.
                                      A-4

          (3) "Assigned Value" shall mean the highest of (x) the price per share of Issuer Trust Shares at which a Tender Offer or an Exchange Offer therefor has been made, (y) the price per Issuer Trust Share to be paid by any third party pursuant to an agreement with Issuer, and (z) the highest closing price for Issuer Trust Shares within the six-month period immediately preceding the consolidation, merger, or sale in question. In the event that a Tender Offer or an Exchange Offer is made for Issuer Trust Shares or an agreement is entered into for a merger or consolidation involving consideration other than cash, the value of the securities or other property issuable or deliverable in exchange for Issuer Trust Shares shall be determined by a nationally recognized investment banking firm selected by Holder or the owner of Option Shares issued upon exercise of the Option ("Owner"), as the case may be (and if there are both a Holder and an Owner, the Holder).
          (4) "Average Price" shall mean the average closing price of a Substitute Share for the one year immediately preceding the consolidation, merger, or sale in question, but in no event higher than the closing price of a Substitute Share on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to an Issuer Trust Share or a share of common stock issued by the person merging into Issuer or by any company which controls such person, as Holder may elect.
     (f) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the aggregate Substitute Shares outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the aggregate of the Substitute Shares but for the limitation in the first sentence of this SUBSECTION (F), Substitute Option Issuer shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in the first sentence of this SUBSECTION (F) over (ii) the value of the Substitute Option after giving effect to the limitation in the first sentence of this SUBSECTION (F). This difference in value shall be determined by a nationally-recognized investment banking firm selected by Holder.
     (g) Issuer shall not enter into any transaction described in SUBSECTION (B) of this SECTION 7 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder and take all other actions that may be necessary so that the provisions of this SECTION 7 are given full force and effect (including, without limitation, any action that may be necessary so that the holders of the other shares issued by Substitute Option Issuer are not entitled to exercise any rights by reason of the issuance or exercise of the Substitute Option and the Substitute Shares are otherwise in no way distinguishable from or have lesser economic value than other shares issued by Substitute Option Issuer).
     8. REGISTRATION RIGHTS.
     (a) DEMAND REGISTRATION RIGHTS. Issuer shall, subject to the conditions of SUBPARAGRAPH (C) below, if requested by any Holder or Owner, as applicable, including Grantee and any permitted transferee ("Selling Shareholder"), as expeditiously as possible prepare and file a registration statement under the Securities Act if such registration is necessary in order to permit the sale or other disposition of any or all Issuer Trust Shares or other securities that have been acquired by or are issuable to the Selling Shareholder upon exercise of the Option in accordance with the intended method of sale or other disposition stated by the Selling Shareholder in such request, including without limitation a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision, and Issuer shall use its best efforts to qualify such shares or other securities for sale under any applicable state securities laws.
     (b) ADDITIONAL REGISTRATION RIGHTS. If Issuer at any time after the exercise of the Option proposes to register any Issuer Trust Shares under the Securities Act in connection with an underwritten public offering of such Issuer Trust Shares, Issuer will promptly give written notice to the Selling Shareholder of its intention to do so and, upon the written request of any Selling Shareholder given within 30 days after receipt of any such notice (which request shall specify the number of Issuer Trust Shares intended to be included in such underwritten public offering by the Selling Shareholder), Issuer will cause all such shares for which a Selling Shareholder requests participation in such registration, to be so registered and included in such underwritten public offering; PROVIDED, HOWEVER, that Issuer may elect to not cause any such shares to be so registered (i) if the underwriters in good faith object for valid business reasons, or (ii) in the case of a registration solely to implement an employee benefit plan or a registration filed on Form S-4; PROVIDED, FURTHER, HOWEVER, that such election pursuant to (i) may only be made one time. If some but not all the Issuer Trust Shares with respect to which Issuer shall have received requests for registration pursuant to this SUBSECTION (B), shall be excluded from such registration, Issuer shall make appropriate allocation of shares to be registered among the Selling Shareholders desiring to register their shares pro rata in the proportion that the number of shares requested to be registered by each such Selling Shareholder bears to the total number of shares requested to be registered by all such Selling Shareholders then desiring to have Issuer Trust Shares registered for sale.
                                      A-5

     (c) CONDITIONS TO REQUIRED REGISTRATION. Issuer shall use all reasonable efforts to cause each registration statement referred to in SUBPARAGRAPH (A) above to become effective and to obtain all consents or waivers of other parties which are required therefor and to keep such registration statement effective; PROVIDED, HOWEVER, that Issuer may delay any registration of Option Shares required pursuant to SUBPARAGRAPH (A) above for a period not exceeding 120 days (or 180 days in any calendar year in the aggregate) provided Issuer shall in good faith determine that any such registration would adversely affect an offering or contemplated offering of other securities by Issuer, and Issuer shall not be required to register Option Shares under the Securities Act pursuant to SUBSECTION (A) above:
          (i) prior to the earliest of (a) termination of the Plan pursuant to
     ARTICLE VII thereof, (b) failure to obtain the requisite approval pursuant to SECTION 6.01 of the Plan, and (c) a Purchase Event or a Preliminary Purchase Event;
          (ii) on more than one occasion;
          (iii) more than once during any calendar year;
          (iv) within 90 days after the effective date of a registration referred to in SUBSECTION (B) above pursuant to which the Selling Shareholder or Selling Shareholders concerned were afforded the opportunity to register such shares under the Securities Act and such shares were registered as requested; and
          (v) unless a request therefor is made to Issuer by Selling Shareholders that hold at least 25% or more of the aggregate number of Option Shares (including Issuer Trust Shares issuable upon exercise of the Option) then outstanding.
     In addition to the foregoing, Issuer shall not be required to maintain the effectiveness of any registration statement after the expiration of nine months from the effective date of such registration statement. Issuer shall use all reasonable efforts to make any filings, and take all steps, under all applicable state securities laws to the extent necessary to permit the sale or other disposition of the Option Shares so registered in accordance with the intended method of distribution for such shares; PROVIDED, HOWEVER, that Issuer shall not be required to consent to general jurisdiction or qualify to do business in any state where it is not otherwise required to so consent to such jurisdiction or to so qualify to do business.
     (d) EXPENSES. Except where applicable state law prohibits such payments, Issuer will pay all expenses (including without limitation registration fees, qualification fees, blue sky fees and expenses (including the fees and expenses of counsel), legal expenses, including the reasonable fees and expenses of one counsel to the holders whose Option Shares are being registered, printing expenses and the costs of special audits or "cold comfort" letters, and the reasonable fees and expenses of any necessary special experts) in connection with each registration pursuant to SUBSECTION (A) or (B) above (including the related offerings and sales by holders of Option Shares) and all other qualifications, notifications or exemptions pursuant to SUBSECTION (A) or (B) above.
     (e) INDEMNIFICATION. In connection with any registration under SUBPARAGRAPH
(A) or (B) above Issuer hereby indemnifies the Selling Shareholders, and each underwriter thereof, including each person, if any, who controls such holder or underwriter within the meaning of Section 15 of the Securities Act, against all expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement of a material fact contained in any registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such expenses, losses, claims, damages or liabilities of such indemnified party are caused by any untrue statement or alleged untrue statement that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon and in conformity with, information furnished in writing to Issuer by such indemnified party expressly for use therein, and Issuer and each officer, director and controlling person of Issuer shall be indemnified by such Selling Shareholders, or by such underwriter, as the case may be, for all such expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement, that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon, and in conformity with, information furnished in writing to Issuer by such holder or such underwriter, as the case may be, expressly for such use.
     Promptly upon receipt by a party indemnified under this SUBSECTION (E) of notice of the commencement of any action against such indemnified party in respect of which indemnity or reimbursement may be sought against any indemnifying party under this SUBSECTION (E), such indemnified party shall notify the indemnifying party in writing of the commencement of such action, but the failure so to notify the indemnifying party shall not relieve it of any liability which it may otherwise have to any indemnified party under this SUBSECTION (E). In case notice of commencement of any such action shall be given to
                                      A-6

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the indemnifying party as above provided, the indemnifying party shall be entitled to participate in and, to the extent it may wish, jointly with any other indemnifying party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and satisfactory to such indemnified party. The indemnified party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be paid by the indemnified party unless (i) the indemnifying party either agrees to pay the same, (ii) the indemnifying party fails to assume the defense of such action with counsel satisfactory to the indemnified party, or (iii) the indemnified party has been advised by counsel that one or more legal defenses may be available to the indemnifying party that may be contrary to the interest of the indemnified party, in which case the indemnifying party shall be entitled to assume the defense of such action notwithstanding its obligation to bear fees and expenses of such counsel. No indemnifying party shall be liable for any settlement entered into without its consent, which consent may not be unreasonably withheld.
     If the indemnification provided for in this SUBSECTION (E) is unavailable to a party otherwise entitled to be indemnified in respect of any expenses, losses, claims, damages or liabilities referred to herein, then the indemnifying party, in lieu of indemnifying such party otherwise entitled to be indemnified, shall contribute to the amount paid or payable by such party to be indemnified as a result of such expenses, losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative benefits received by Issuer, the Selling Shareholders and the underwriters from the offering of the securities and also the relative fault of Issuer, the Selling Shareholders and the underwriters in connection with the statements or omissions which resulted in such expenses, losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The amount paid or payable by a party as a result of the expenses, losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim; PROVIDED, HOWEVER, that in no case shall any Selling Shareholder be responsible, in the aggregate, for any amount in excess of the net offering proceeds attributable to its Option Shares included in the offering. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Any obligation by any holder to indemnify shall be several and not joint with other holders.
     In connection with any registration pursuant to SUBSECTION (A) or (B) above, Issuer and each Selling Shareholder (other than Grantee) shall enter into an agreement containing the indemnification provisions of this SUBSECTION (E).
     (f) MISCELLANEOUS REPORTING. Issuer shall comply with all reporting requirements and will do all such other things as may be necessary to permit the expeditious sale at any time of any Option Shares by the Selling Shareholders thereof in accordance with and to the extent permitted by any rule or regulation promulgated by the SEC from time to time, including, without limitation, Rule 144A. Issuer shall at its expense provide the Selling Shareholders with any information necessary in connection with the completion and filing of any reports or forms required to be filed by them under the Securities Act or the Exchange Act, or required pursuant to any state securities laws or the rules of any stock exchange.
     (g) ISSUE TAXES. Issuer will pay all stamp taxes in connection with the issuance and the sale of the Option Shares and in connection with the exercise of the Option, and will save the Selling Shareholders harmless, without limitation as to time, against any and all liabilities, with respect to all such taxes.
     9. QUOTATION; LISTING. If Issuer Trust Shares or any other securities to be acquired in connection with the exercise of the Option are then authorized for quotation or trading or listing on the NASDAQ/NMS or any securities exchange, Issuer, upon the request of Holder, will promptly file an application, if required, to authorize for quotation or trading or listing the Issuer Trust Shares or other securities to be acquired upon exercise of the Option on the NASDAQ/NMS or such other securities exchange and will use its best efforts to obtain approval, if required, of such quotation or listing as soon as practicable.
     10. DIVISION OF OPTION. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of Holder, upon presentation and surrender of this Agreement at the principal office of Issuer for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of Issuer Trust Shares purchasable hereunder. The terms "Agreement" and "Option" as used herein include any other Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.
                                      A-7

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     11. MISCELLANEOUS.
     (a) EXPENSES. Each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.
     (b) WAIVER AND AMENDMENT. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.
     (c) ENTIRE AGREEMENT: NO THIRD-PARTY BENEFICIARY; SEVERABILITY. This Agreement, together with the Plan and the other documents and instruments referred to herein and therein, between Grantee and Issuer (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto (other than any transferees of the Option Shares or any permitted transferee of this Agreement pursuant to SUBSECTION (H) of this SECTION 11) any rights or remedies hereunder. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option does not permit Holder or Owner to acquire the full number of shares of Issuer Trust Shares as provided in SECTION 3 (as adjusted pursuant to SECTION 7), it is the express intention of Issuer to allow Holder or Owner to acquire such lesser number of shares as may be permissible without any amendment or modification hereof.
     (d) GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of North Carolina without regard to any applicable conflicts of law rules.
     (e) DESCRIPTIVE HEADINGS. The descriptive headings contained herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
     (f) NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                                              If to Issuer to:  Ameribanc Investors Group
                                                                7630 Little River Turnpike
                                                                Suite 610
                                                                Annandale, VA 22003
                                                                Attn: Chief Executive Officer
                                               with a copy to:  David B.H. Martin, Jr., Esq.
                                                                Hogan & Hartson LLP
                                                                555 13th Street, NW
                                                                Washington, D.C. 20004
                                             If to Grantee to:  First Union Corporation
                                                                One First Union Center
                                                                Charlotte, NC 28288-0013
                                                                Attn: Chief Executive Officer
                                               with a copy to:  First Union Corporation
                                                                One First Union Center
                                                                Charlotte, NC 28288-0013
                                                                Attn: Marion A. Cowell, Jr.

     (g) COUNTERPARTS. This Agreement and any amendments hereto may be executed in two counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed, it being understood that both parties need not sign the same counterpart.
     (h) ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder or under the Option shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that Holder may assign this Agreement to a wholly-owned subsidiary of Holder and Holder may assign its
                                      A-8
rights hereunder in whole or in part after the occurrence of a Purchase Event. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.
     (i) FURTHER ASSURANCES. In the event of any exercise of the Option by the Holder, Issuer and the Holder shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.
     (j) SPECIFIC PERFORMANCE. The parties hereto agree that this Agreement may be enforced by either party through specific performance, injunctive relief and other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.
     IN WITNESS WHEREOF, Issuer and Grantee have caused this Stock Option Agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first written above.
                                         AMERIBANC INVESTORS GROUP

                                         By: /s/        JOHN J. HOUSEMAN
                                         NAME: JOHN J. HOUSEMAN
                                           TITLE: PRESIDENT AND CHIEF EXECUTIVE
                                         OFFICER

                                         FIRST UNION CORPORATION

                                         By: /s/      KENNETH R. STANCLIFF
                                         NAME: KENNETH R. STANCLIFF
                                           TITLE: SENIOR VICE PRESIDENT

                                      A-9
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